   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  REMEC, INC.
             (Exact name of registrant as specified in its charter)

            CALIFORNIA                            3812                            95-3814301
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or organization)        Classified Code Number)              Identification No.)

       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            RONALD E. RAGLAND, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                 VICTOR A. HEBERT                                     DOUGLAS J. REIN
                 RICHARD FRIEDMAN                                     PAUL E. HURDLOW
          HELLER EHRMAN WHITE & MCAULIFFE                      GRAY CARY WARE & FREIDENRICH
             601 SOUTH FIGUEROA STREET                       4365 EXECUTIVE DRIVE, SUITE 1600
            LOS ANGELES, CA 90017-5758                       SAN DIEGO, CALIFORNIA 92121-2189
                  (213) 689-0200                                      (619) 677-1400

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM
                                                           AGGREGATE      PROPOSED MAXIMUM
TITLE OF EACH                              AMOUNT           OFFERING         AGGREGATE           AMOUNT
CLASS OF SECURITIES                        TO BE           PRICE PER          OFFERING             OF
TO BE REGISTERED                       REGISTERED(2)        SHARE(2)          PRICE(2)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share.............................     2,587,500           $18.50         $47,868,750         $16,507
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Includes 337,500 shares which the Underwriters will be granted the option to purchase to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock reported on the Nasdaq National Market on December 17, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  REMEC, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

ITEM NUMBER AND HEADING IN FORM S-1 REGISTRATION
                    STATEMENT                                LOCATION IN PROSPECTUS
-------------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Facing Page of Registration Statement;
                                                   Outside Front Cover Page
  2.  Inside Front Cover and Outside Back Cover
        Pages of Prospectus......................  Inside Front and Outside Back Cover Pages
  3.  Summary Information, Risk Factors, and
        Ratio of Earnings to Fixed Charges.......  Prospectus Summary; Risk Factors
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Outside Front Cover Page; Underwriting
  6.  Dilution...................................  Not Applicable
  7.  Selling Security Holders...................  Principal and Selling Shareholders
  8.  Plan of Distribution.......................  Outside Front and Inside Front Cover Pages;
                                                     Underwriting
  9.  Description of Securities to be
        Registered...............................  Description of Capital Stock
 10.  Interests of Named Experts and Counsel.....  Legal Matters
 11.  Information with Respect to the
        Registrant...............................  Outside Front Cover Page; Prospectus
                                                   Summary; Risk Factors; Capitalization;
                                                     Price Range of Common Stock and Dividend
                                                     Policy; Selected Financial Data;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Management;
                                                     Principal and Selling Shareholders;
                                                     Description of Capital Stock; Shares
                                                     Eligible for Future Sale; Available
                                                     Information; Financial Statements
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED                , 1996

PROSPECTUS
                                2,250,000 Shares

                                  [REMEC LOGO]

                                  Common Stock
                             ---------------------

     Of the 2,250,000 shares of Common Stock offered hereby, 1,750,000 shares are being sold by REMEC, Inc. ("REMEC" or the "Company") and 500,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Common Stock is traded on the Nasdaq National Market under the symbol "REMC." On December 19, 1996, the last reported sale price for the Company's Common Stock was $21 per share. See "Price Range of Common Stock."
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO
                           THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                               UNDERWRITING                     PROCEEDS TO
                                PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                 PUBLIC       COMMISSIONS(1)    COMPANY(2)      SHAREHOLDERS
-------------------------------------------------------------------------------------------------
Per Share....................         $               $                $                $
-------------------------------------------------------------------------------------------------
Total(3).....................         $               $                $                $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated to be $400,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 337,500 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be
     $          , $          , $          and $          , respectively. See
     "Underwriting."
                             ---------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery at the offices of Needham & Company, Inc.,
445 Park Avenue, New York, New York 10022, on or about January   , 1997.
                             ---------------------

NEEDHAM & COMPANY, INC.
                       A.G. EDWARDS & SONS, INC.
                                             OPPENHEIMER & CO., INC.

                The date of this Prospectus is January   , 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S SECURITIES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10(b)-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus.

                                  THE COMPANY

     REMEC is a leader in the design and manufacture of microwave multi-function modules ("MFMs") for microwave transmission systems used in defense applications and has recently entered, and now derives significant revenue from, the commercial wireless telecommunications market. The Company believes that its expertise in microwave transmission system components such as filters, amplifiers, mixers, switches and oscillators and its expertise in integrating these components into MFMs give REMEC a strong competitive position in the emerging commercial wireless infrastructure equipment market. The Company's capabilities enable it to develop and manufacture MFMs with reduced size, weight, parts count and cost, and increased reliability and performance.

     The Company's products operate at high RF (800 MHz to 1 GHz), microwave (1 GHz to 20 GHz) and millimeter wave (20 GHz to 50 GHz) frequencies (collectively referred to in this Prospectus as "microwave"). Modern wireless telecommunications systems employ microwave transmission technology pioneered in the defense industry. Microwave frequency bands have been used for emerging wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower frequency bands. Fueled by technological advances and regulatory changes, demand for wireless telecommunications products has increased in recent years for applications such as mobile telephony (cellular and PCS), rural telephony (VSAT), paging, wireless cable, interactive television and wireless local loop. These emerging wireless applications require a large infrastructure of microwave transmission equipment such as base stations and point-to-point radios. The Company believes that the evolution of cellular and PCS infrastructure, as well as other wireless telecommunications systems, will require increased integration in order to reduce size, weight and cost and to increase reliability and producability of base station equipment.

     An MFM typically consists of one or a number of microwave circuit boards and/or ceramic substrates mounted into a single package on which electronic components are interconnected to perform signal processing functions such as switching, amplification, conversion from one frequency to another and filtering. Integrating multiple functions into one assembly results in reduced packaging and interconnects, permits improved performance through optimal partitioning and implementation of functions, reduces product size and parts count and increases reliability at lower costs.

     REMEC's strategy is to maintain and enhance its core MFM technology leadership through selective participation in defense industry programs and to leverage this technology leadership by designing and manufacturing MFMs for original equipment manufacturers ("OEMs") supplying wireless telecommunications infrastructure equipment. REMEC's customers for commercial wireless MFMs and components include Alcatel Network Systems, AT&T Corp., Glenayre Technologies, Inc., Farinon Division of Harris Corporation, Lucent Technologies Inc., Motorola, Inc., Orbital Sciences Corporation, Pacific Communications Sciences, Inc., P-COM, Inc. and STM Wireless, Inc. REMEC's customers for defense microwave MFMs and components include The Boeing Company, Hughes Aircraft Co., Lockheed Martin Corporation, Motorola, Inc., Northrop Grumman Corporation and TRW Inc. As of November 3, 1996, REMEC's total backlog of $131.9 million was comprised of $69.0 million (52%) commercial wireless backlog and $62.9 million (48%) defense backlog.

     The Company pursues acquisitions to augment MFM technology by acquiring specialized component firms and to take advantage of opportunities to consolidate smaller, niche companies in a currently fragmented microwave equipment industry. In 1996, REMEC acquired Magnum Microwave Corporation, a leading supplier of oscillators and mixers, and RF Microsystems, a satellite communications engineering company.

                                  THE OFFERING

Common Stock Offered by the Company.........     1,750,000 Shares
Common Stock Offered by the Selling
Shareholders................................       500,000 Shares
Common Stock to be Outstanding After the
Offering....................................    10,764,342 Shares(1)
Use of Proceeds.............................    General corporate purposes,
                                                including working capital. See
                                                "Use of Proceeds."
Nasdaq National Market Symbol...............    REMC

                       SUMMARY FINANCIAL INFORMATION (2)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     NINE MONTHS ENDED
                                               YEARS ENDED JANUARY 31,            ------------------------
                                     -------------------------------------------  OCTOBER 22,  NOVEMBER 3,
                                      1992     1993     1994     1995     1996       1995         1996
                                     -------  -------  -------  -------  -------  -----------  -----------
STATEMENTS OF OPERATIONS DATA:
Net sales........................... $42,567  $42,347  $46,577  $57,553  $62,145    $45,565      $62,461
Gross profit........................  13,145   12,598   13,381   14,846   15,547     11,309       15,656
Income from operations..............   5,082    5,122    5,343    4,574    3,690      2,729        5,134
Net income.......................... $ 3,532  $ 3,694  $ 3,545  $ 2,532  $ 2,156    $ 1,546      $ 3,215
Net income per share(3)............. $  0.41  $  0.44  $  0.52  $  0.38  $  0.32    $  0.23      $  0.36
Shares used in per share
  calculations......................   8,659    8,429    6,852    6,667    6,639      6,664        8,983

                                                           JANUARY 31, 1996       NOVEMBER 3, 1996
                                                           ----------------   ------------------------
                                                                ACTUAL        ACTUAL    AS ADJUSTED(4)
                                                           ----------------   -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................      $  1,326       $ 6,513      $ 40,842
Working capital..........................................        11,912        25,964        60,293
Total assets.............................................        33,739        54,016        88,345
Long-term debt...........................................         1,900            --            --
Total shareholders' equity...............................        20,094        41,519        75,848

                                                                  JANUARY 31, 1996   NOVEMBER 3, 1996
                                                                  ----------------   ----------------
BACKLOG(5)
Commercial......................................................      $ 45,134           $ 68,957
Defense.........................................................        42,382             62,928
                                                                  ----------------   ---------- ------
          Total.................................................      $ 87,516           $131,885
                                                                  ================   ================

---------------

(1) Based on shares outstanding as of November 3, 1996. Does not include 481,864 shares of Common Stock issuable upon the exercise of outstanding options. See Note 5 to Consolidated Financial Statements.
(2) Includes results of operations, balance sheet data and backlog of Magnum Microwave Corporation acquired on August 26, 1996, which was accounted for as a pooling of interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Computed on the basis described in Note 1 to Consolidated Financial Statements.
(4) As adjusted to reflect the sale by the Company of 1,750,000 shares of Common Stock offered by the Company hereby at an assumed price of $21 per share. See "Capitalization."
(5) Backlog is not necessarily indicative of future sales and is generally subject to cancellation. See "Risk Factors -- Backlog" and
     "Business -- Backlog."

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     The Company was incorporated in California in January 1983. The Company's executive offices are located at 9404 Chesapeake Drive, San Diego, California 92123. Its phone number at that address is (619) 560-1301.

                                  RISK FACTORS

     The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements. The Company's future operations, financial performance, business and share price may be affected by a number of factors, including the factors listed below, any of which could cause actual results to vary materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

DEPENDENCE ON COMMERCIAL WIRELESS TELECOMMUNICATIONS MARKET

     Until recently, the Company's business has been almost exclusively focused on the defense market. The Company believes that its future growth depends on continued success in the commercial wireless telecommunications market. The Company believes that, while the technologies used in the defense and commercial industries are very similar, the two industries differ significantly in terms of the customer base, manufacturing requirements and lead times, the need to expend substantial resources for research and development without the assurance of reimbursement or recovery of those costs, and credit risks with customers. As a result, the Company is subject to risks inherent in the operation of a new business enterprise, including risks associated with attracting and servicing a new customer base, manufacturing products in a cost effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel with industry experience. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise.

     A number of the commercial markets for the Company's products in the wireless telecommunications area have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless telecommunications market applications for the Company's products may fail to develop or may erode for many different reasons, including insufficient growth to support expensive infrastructure equipment, insufficient consumer demand for wireless products or services because of pricing or otherwise, or real or perceived security risks associated with wireless communications. If the markets for the Company's products in commercial wireless telecommunications fail to grow, or grow more slowly than anticipated, the Company's business, operating results and financial condition could be materially adversely affected. See "Business -- Customers."

DEPENDENCE ON DEFENSE MARKET

     A substantial portion of the Company's sales has been to the defense market. As a result, the Company's sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense spending cuts, general budgetary constraints or otherwise. The United States defense budget has recently been reduced and may be further reduced. Fewer available defense industry production programs, coupled with continued pricing pressure on follow-on orders for programs on which the Company participates, caused sales of the Company's core defense products -- MFMs and components for microwave systems -- to decline from $35.3 million in the year ended January 31, 1994 to $26.9 million for the year ended January 31, 1996. The Company expects to continue to derive a substantial portion of its revenues from these business segments and to develop microwave products for defense applications. Failure of the Company to replace sales attributable to a significant defense program or contract at the end of that program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon the Company's business, operating results and financial condition in subsequent periods. In addition, a large portion of the Company's expenses are fixed and difficult to reduce, thus magnifying the material adverse effect of any revenue shortfall. Also, defense contracts frequently contain provisions that are not standard in private commercial transactions, such as provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. For example, the government terminated a large defense program in December 1992 for which the Company had been supplying in excess of $4.0 million of products on an annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER CONCENTRATION AND EXCLUSIVITY

     As of November 3, 1996, two customers, P-COM, Inc. ("P-COM") and STM Wireless, Inc. ("STM"), accounted for a substantial portion of both total backlog (44%) and backlog scheduled for shipment in the fiscal year ending January 31, 1998 (33%). P-COM, which produces point-to-point millimeter wave radio systems for use in wireless telecommunications applications, was founded in August 1991 and began commercial shipment of its products in October 1993. P-COM experiences intense competition worldwide from a number of leading telecommunications companies, most of which have substantially greater installed bases, financial resources and other capabilities than P-COM, and is subject to the risks inherent in the operation of a new business enterprise. The sales agreement between the Company and P-COM provides that all of the units will be delivered by December 1998. REMEC has agreed to sell the products which are the subject of the agreement with P-COM exclusively to P-COM and not to compete with P-COM in the sale of point-to-point radios under conditions applicable to both parties. In 1996, REMEC received orders from STM for $30.4 million for the design and manufacture of C-Band VSAT equipment. STM experiences intense competition worldwide from a number of leading telecommunications companies, most of which have substantially greater installed bases, financial resources and other capabilities than STM. Aside from P-COM and STM, the Company derives significant revenues from a limited group of customers, including Department of Defense, Hughes Aircraft Co. ("Hughes Aircraft"), Texas Instruments Inc., Lockheed Martin Corporation ("Lockheed Martin"), Northrop Grumman Corporation. ("Northrop Grumman"), GEC Marconi Aerospace, Inc. ("GEC Marconi"), TRW Inc. ("TRW"), Motorola, Inc. ("Motorola"), Alcatel Network Systems ("Alcatel") and Farinon Division of Harris Corporation ("Harris-Farinon"). The Company anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments to P-COM, STM or any other significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's products would materially adversely affect the Company's business, financial condition and results of operations. The Company has granted P-COM and STM exclusivity for certain products and expects that in order to enter into other significant relationships in the wireless telecommunications industry, customers will either expressly or implicitly require exclusivity. In entering into such exclusive arrangements, the Company will have to forego opportunities to supply products to competing companies. If the Company enters into exclusive relationships with customers who prove to be unsuccessful, the Company may be materially adversely affected and the Company may be unable then to establish relationships with the industry leaders. There can be no assurance that the Company will be able to locate, or negotiate acceptable arrangements with, significant customers or that its current or future arrangements with significant customers will continue or will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

MERGER WITH MAGNUM; POTENTIAL FUTURE ACQUISITIONS

     In August 1996, the Company completed its merger (the "Merger") with Magnum. The anticipated benefits of the Merger will not be achieved unless the Company and Magnum are successfully combined in an efficient and effective manner. The transition to a combined Company in which Magnum is a wholly owned subsidiary of the Company will require substantial attention from management, which has limited experience in integrating companies the size of REMEC and Magnum. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the business and results of operations of the Company. There can be no assurance that the two companies will be successfully integrated or that the consolidated operations of REMEC and Magnum will be profitable. The Company will face similar risks in the integration of any future acquisitions.

MANAGEMENT OF GROWTH

     The growth in size and complexity of the Company's business and expansion of its product lines and customer base have placed, and are expected to continue to place, significant demands on the Company's management and operations. The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational and financial systems on a timely basis. There can be no assurance that the Company will be able to manage its future growth, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly results have in the past been, and will continue to be, subject to significant variations due to a number of factors, any one of which could substantially affect the Company's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can vary due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by the Company, the Company's ability to obtain components and subassemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. In addition, with the decline in available defense industry production programs, the Company has placed more reliance on development contracts as a source of defense revenues, resulting in an increased susceptibility to fluctuations due to an increase in revenues from fixed price development contracts as a percentage of total revenues. Development contracts carry reduced gross margins and are typically for minimal hardware deliveries and sporadic non-hardware revenue items which results in fluctuating sales and gross margins. Accordingly, the Company's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BACKLOG

     The Company's order backlog is subject to fluctuations and is not necessarily indicative of future sales. There can be no assurance that current order backlog will necessarily lead to sales in any future period. The Company's order backlog as of November 3, 1996 was approximately $131.9 million, approximately 52% of which was attributable to commercial customers and approximately 48% of which was attributable to defense customers. A substantial amount of the Company's order backlog can be canceled at any time without penalty, except, in some cases, the recovery of the Company's actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from customers of the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE; LOSS OF INVESTMENT IN DESIGN AND ENGINEERING

     The Company's customers establish demanding specifications for product performance, reliability and cost. The Company's contract with P-COM to produce microwave front ends for point-to-point radios and its contract with STM to produce C-Band VSAT equipment, and a significant portion of the Company's defense contracts are firm fixed-price ("FFP") contracts that provide for a predetermined fixed price for stipulated products, regardless of the costs incurred. The Company has made pricing commitments to P-COM and STM and to other customers in anticipation of achieving more cost effective product designs and introducing more widespread manufacturing automation. A substantial portion of the P-COM backlog involves the re-design by the Company of a substantial portion of the point-to-point radio front end. The Company faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of increased cost of materials, components or labor or otherwise. Manufacture of the Company's products is an extremely complex process. The Company has in the past experienced cost overruns on FFP contracts. There can be no assurance that cost overruns or problems with performance or reliability of Company products will not occur in the future. Any such cost overruns or performance problems may have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company often makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive initial or follow-on orders may have a material adverse effect on results of operations. See "Business -- Manufacturing."

NECESSITY OF IMPLEMENTING HIGH VOLUME MANUFACTURING

     Historically, the volume of the Company's production requirements in the defense market was not sufficient to justify the widespread implementation of automated manufacturing processes. Fulfillment of substantial orders in the wireless telecommunications industry will require a significant increase in the Company's manufacturing capacity. For example, the Company is introducing more automated manufacturing processes in order to fulfill its obligations to P-COM, some of which are specialized processes that must be developed. There can be no assurance that the Company will be able to implement the desired automated manufacturing processes on a timely basis or at all or that, if implemented, such manufacturing processes will be sufficient to fulfill the Company's current and future production commitments in a cost effective manner or that the Company will obtain a sufficient amount of high volume orders to absorb the capital costs incurred. See "Business -- Manufacturing."

COMPETITION

     The markets for the Company's products are extremely competitive and are characterized by technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers which have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors which are responsible for a substantial majority of the present worldwide production of MFMs. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from sources rather than manufacture their own microwave MFMs and components. The Company's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of the Company's customers. For example, Magnum experienced a $2.3 million permanent reduction in cavity oscillator shipments in its 1996 fiscal year to Harris-Farinon due to obsolescence. In addition, innovations such as a wireless telephone system utilizing satellites instead of terrestrial base stations or a device that integrates microwave functionality could significantly reduce the potential market for the Company's products. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development. See "Business -- Competition" and -- "Research and Development."

DECLINING AVERAGE SELLING PRICES

     Many of the Company's customers are under continuous pressure to reduce prices and, therefore, the Company expects to continue to experience downward pricing pressure on its products. The Company's customers frequently negotiate supply arrangements well in advance of delivery dates, requiring the Company to commit to price reductions before it is determined that assumed cost reductions can be achieved. To offset declining average sales prices, the Company believes that it must achieve manufacturing cost reductions and obtain orders for higher volume products. If the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ENVIRONMENTAL REGULATIONS AND RISKS

     The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

     News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose certain health risks. If it were determined or perceived that electromagnetic waves carried through wireless telecommunications equipment create a significant health risk, the market for these products could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, if wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined or alleged to create a significant health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them, which could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATIONS

     The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectra, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers. See "Business -- Government Regulations."

     Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS

     The Company relies on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide it with services and materials necessary for the manufacture of products. Certain ceramic low drift substrates (supplied by NTK of Japan and Alpha Industries, Inc.), certain semiconductors (supplied by Alpha Industries, Inc., NEC Corp., M/A-Com, Inc., MWT and others) and certain components used in VCO products (supplied by Alpha Industries, Inc., Lockheed Martin and Micrometrics, Ltd.) used by the Company are sole source items and would require significant effort, time or design changes to develop alternate sources. The Company is also dependent on P-COM to supply it with certain modules necessary for the production of microwave front ends for point-to-point radios for P-COM. The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver products to customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in the event that costs for the Company's contract manufacturers or suppliers increase, the Company may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers. See "Business -- Sales and Marketing."

LIMITATION ON PROTECTION OF PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY CLAIMS

     The Company does not presently hold any significant patents applicable to its products. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. The Company does not maintain key man life insurance on its key executive officers and, except for Joseph Lee (Executive Vice President), such personnel do not have employment or non-competition agreements with the Company. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise. See "Business -- Employees" and "Management."

CONTROL BY MANAGEMENT

     The Company's executive officers beneficially own a substantial portion of the outstanding shares of the Common Stock of the Company and comprise five of the ten members of the Board of Directors. As a result, such persons have the ability to exercise influence over significant matters regarding the Company. Such a high level of influence may have a significant effect in delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock, like the stock prices of many technology companies, is subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations, new products or new contracts by the Company, its competitors or their customers, government regulatory action, developments with respect to wireless telecommunications, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of REMEC Common Stock has been volatile and may continue to be highly volatile. See "Price Range of Common Stock."

DILUTION

     The public offering price is expected to be substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial net tangible book value dilution. To the extent that stock options (currently outstanding or subsequently granted) to purchase Common Stock are exercised, there will be further dilution.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Common Stock. Upon completion of the offering, the Company will have outstanding 10,764,342 shares of Common Stock. Immediately upon the effectiveness of this offering, the 2,250,000 shares offered hereby (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradeable. Of the remaining 8,514,342 shares, 2,174,969 are subject to lock-up agreements pursuant to which the holders of such shares have agreed not to sell or otherwise dispose of such shares for a period of 180 days after the date of the offering without the prior written consent of Needham & Company, Inc. The shares not subject to lock-up agreements may be freely sold after the offering. The Company has filed registration statements under the Securities Act of 1933, as amended (the "Securities Act") covering the sale of 1,206,551 shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan, 1996 Nonemployee Directors Stock Option Plan, Employee Stock Purchase Plan and the Magnum Microwave Corporation 1990 Employee Stock Option Plan. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock being offered by the Company at an assumed public offering price of $21 per share are approximately $34,328,750, ($36,065,187 if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company.

     The Company plans to use the proceeds of the offering for general corporate purposes, including routine capital expenditures and working capital. The Company currently has no specific plans for any significant portion of the proceeds. The Company may use a portion of the proceeds to acquire technologies, products or businesses that complement the Company's current business, as such opportunities may arise. Although the Company does consider such acquisitions from time to time, as a part of its normal business operations and planning, it has no present commitments or agreements with respect to any such acquisitions.

     Pending their use, the proceeds will be invested in short-term, United States Government or investment grade interest-bearing securities. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     Prior to the quotation of the Common Stock on the Nasdaq National Market beginning on February 1, 1996, there was no established trading market for the Common Stock. Since February 1, 1996, the Common Stock has been quoted on the Nasdaq National Market under the symbol "REMC." The following table sets forth the range of high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market for the quarterly periods indicated.

                     FISCAL YEAR ENDING JANUARY 31, 1997                       HIGH     LOW
-----------------------------------------------------------------------------  ----     ---
First Quarter (from February 1, 1996)........................................  $17 3/8   $ 8 1/8
Second Quarter...............................................................   22 3/8    11 3/8
Third Quarter................................................................   15 3/4    11 1/4
Fourth Quarter (through December 19, 1996)...................................   21        14

     The last reported sale price of the Common Stock on the Nasdaq National Market on December 19, 1996 was $21. As of November 3, 1996, there were approximately 560 holders of record of Common Stock.

                                DIVIDEND POLICY

     The Company currently intends to retain all future earnings, if any, for use in the operation and development of its business and, therefore, does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future. The Company's line of credit agreement restricts the amount of cash dividends that the Company may pay. See Note 5 to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of November 3, 1996 and as adjusted to reflect the sale of 1,750,000 shares of Common Stock offered by the Company in this offering at an assumed public offering price of $21 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                          NOVEMBER 3, 1996
                                                                      -------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                      -----------   -----------
Long-term debt......................................................  $   --        $   --
Shareholders' equity (1):
  Common Stock, $.01 par value; 40,000,000 shares authorized;
     9,014,342 shares issued and outstanding, actual; 10,764,342
     shares issued and outstanding, as adjusted.....................       90,143       107,643
  Additional paid-in capital........................................   30,192,869    64,504,119
  Retained earnings.................................................   11,236,467    11,236,467
                                                                       ----------    ----------
  Total shareholders' equity........................................   41,519,479    75,848,229
                                                                       ----------    ----------
          Total capitalization......................................  $41,519,479   $75,848,229
                                                                       ==========    ==========

---------------

(1) Excludes 87,500 shares of Common Stock issuable by the Company upon the full exercise of the Underwriters' over-allotment option. Excludes 481,864 shares of Common Stock issuable upon exercise of options outstanding as of November 3, 1996, which have a weighted average exercise price of $13.58 per share. Also excludes 724,687 additional shares reserved for issuance under the Equity Incentive Plan, 1996 Nonemployee Directors Stock Option Plan, Employee Stock Purchase Plan and the Magnum Microwave Corporation 1990 Employee Stock Option Plan. See "Management -- Benefit Plans" and Note 5 to Consolidated Financial Statements.
(2) Common Stock and Additional paid-in capital are $108,518 and $66,239,681, respectively, if the Underwriters' over-allotment option is exercised in full.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's statements of income for each of the years in the three year period ended January 31, 1996 and with respect to the balance sheets at January 31, 1995 and 1996, are derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The statement of operations data for the years ended January 31, 1992 and 1993 and the balance sheet data at January 31, 1992, 1993 and 1994, are derived from audited financial statements not included in this Prospectus. The statement of operations data for the nine months ended October 22, 1995 and November 3, 1996, and the balance sheet data at November 3, 1996 are derived from unaudited financial statements which are included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended November 3, 1996, are not necessarily indicative of the results that may be expected for the year ending January 31, 1997. The following selected financial data should be read in conjunction with the Consolidated Financial Statements for REMEC and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                                                            NINE MONTHS ENDED
                                                                  YEARS ENDED JANUARY 31,               -------------------------
                                                      -----------------------------------------------   OCTOBER 22,   NOVEMBER 3,
                                                       1992      1993      1994      1995      1996        1995          1996
                                                      -------   -------   -------   -------   -------   -----------   -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Net sales...........................................  $42,567   $42,347   $46,577   $57,553   $62,145     $45,565       $62,461
Cost of sales.......................................   29,422    29,749    33,196    42,707    46,598      34,256        46,805
                                                      -------   -------   -------   -------   -------     -------       -------
  Gross profit......................................   13,145    12,598    13,381    14,846    15,547      11,309        15,656
Operating expenses:
  Selling, general and administrative...............    6,847     6,484     7,256     9,244     9,583       7,135         8,234
  Research and development..........................    1,216       992       782     1,028     2,274       1,445         2,288
                                                      -------   -------   -------   -------   -------     -------       -------
                                                        8,063     7,476     8,038    10,272    11,857       8,580        10,522
                                                      -------   -------   -------   -------   -------     -------       -------
  Income from operations............................    5,082     5,122     5,343     4,574     3,690       2,729         5,134
Interest expense and other..........................      441       (43)      (38)      299        35          47          (248)
                                                      -------   -------   -------   -------   -------     -------       -------
Income before provision for income taxes............    4,641     5,165     5,381     4,275     3,655       2,682         5,382
Provision for income taxes..........................    1,759     1,638     1,836     1,743     1,499       1,136         2,167
                                                      -------   -------   -------   -------   -------     -------       -------
Income before extraordinary item....................    2,882     3,527     3,545     2,532     2,156       1,546         3,215
Extraordinary item..................................      650       167        --        --        --          --            --
                                                      -------   -------   -------   -------   -------     -------       -------
Net income..........................................  $ 3,532   $ 3,694   $ 3,545   $ 2,532   $ 2,156     $ 1,546       $ 3,215
                                                      =======   =======   =======   =======   =======     =======       =======
Net income per share(2).............................  $  0.41   $  0.44   $  0.52   $  0.38   $  0.32     $  0.23       $  0.36
                                                      =======   =======   =======   =======   =======     =======       =======
Shares used in per share calculations...............    8,659     8,429     6,852     6,667     6,639       6,664         8,983

                                                               YEARS ENDED JANUARY 31,                     NOVEMBER 3, 1996
                                                   -----------------------------------------------   ----------------------------
                                                    1992      1993      1994      1995      1996       ACTUAL      AS ADJUSTED(3)
                                                   -------   -------   -------   -------   -------   -----------   --------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA(1):
Cash and cash equivalents........................  $ 7,697   $ 3,349   $ 3,671   $ 1,755   $ 1,326     $ 6,513        $ 40,842
Working capital..................................   13,797    10,332    13,367    11,993    11,912      25,964          60,293
Total assets.....................................   26,223    21,378    30,878    29,190    33,739      54,016          88,345
Long-term debt...................................    4,020     1,008     3,895     1,165     1,900          --              --
Total shareholders' equity.......................   15,030    13,593    17,158    18,713    20,094      41,519          75,848

                                                                                                        JANUARY 31,   NOVEMBER 3,
                                                                                                           1996          1996
                                                                                                        -----------   -----------
BACKLOG(1)(4):
Defense..............................................................................................     $45,134      $  68,957
Commercial...........................................................................................      42,382         62,928
                                                                                                          -------        -------
        Total........................................................................................     $87,516      $ 131,885
                                                                                                          =======        =======

---------------
(1) The Company acquired Magnum in August 1996 in a transaction that was accounted for as a pooling of interests and, as such, all financial amounts contained in the table and the accompanying Consolidated Financial Statements have been restated to include the financial results and data of Magnum for all periods presented.
(2) Computed on the basis described in Note 1 to Consolidated Financial Statements.
(3) As adjusted to reflect the sale by the Company of 1,750,000 shares of Common Stock offered by the Company hereby at an assumed price of $21 per share. See "Use of Proceeds" and "Capitalization."
(4) Backlog is not necessarily indicative of future sales and is generally subject to cancellation. See "Risk Factors -- Backlog" and
    "Business -- Backlog."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     REMEC commenced operations in 1983 and has become a leader in the design and manufacture of MFMs for the defense industry. The Company's consolidated results of operations include the operations of REMEC Microwave ("Microwave"), REMEC Wireless, Inc. ("Wireless"), Humphrey, Inc. ("Humphrey"), RF Microsystems, Inc. ("RFM") and Magnum Microwave Corporation ("Magnum").

     All revenue and related costs of sales are recognized when products are shipped or engineering services are performed. In fiscal 1996 and the nine months ended November 3, 1996, sales to the Company's top ten customers accounted for approximately 60% and 68%, respectively, of total net sales; sales to the Company's top three customers accounted for approximately 30% and 34%, respectively, of total net sales; and sales to the top customer accounted for 13% and 19%, respectively, of total net sales. The Company recorded revenue of approximately $21.0 million (34%) of total revenue for the nine months ended November 3, 1996 to the wireless telecommunications market. As of November 3, 1996, the Company had an order backlog of $131.9 million, with $69.0 million (52%) representing commercial wireless telecommunications orders. The Company expects sales to the commercial telecommunications market to represent an increasing percentage of revenue in the near future because of its backlog and the Company's strategy to increase its presence in the commercial wireless telecommunications market. The Company's international sales as a percentage of net sales for fiscal year 1996 and the nine months ended November 3, 1996 were 16% and 11%, respectively. The international sales percentages do not include products sold to foreign end users by the Company's domestic OEM customers.

     The Company's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales and the related funding is included in net sales. As a result, historical Company funded research and development expenses have been minimal. As the Company's commercial business has expanded, research and development expenses have generally increased in amount and as a percentage of sales. The Company expects this trend to continue, although research and development expenses may fluctuate on a quarterly basis both in amount and as a percentage of sales.

     Effective January 31, 1994, the Company acquired all the outstanding stock of Humphrey in a transaction that was accounted for as a purchase. Humphrey designs and manufactures precision instruments for guidance, control and measurement systems used in defense and commercial applications. Since the acquisition was effective on January 31, 1994, the consolidated statements of income and cash flows for the periods prior to the fiscal year ended January 31, 1995, do not include Humphrey's operating results. Subsequent statements of income, cash flows and balance sheets include Humphrey operating results and assets and liabilities. Effective April 30, 1996, the Company acquired all of the outstanding common stock of RFM and various VSAT (very small aperture terminals) microwave design and manufacturing resources from STM in a transaction that was accounted for as a purchase. RFM provides the Department of Defense with research and analysis, systems engineering and test evaluation services. Since the acquisition was effective on April 30, 1996, only the consolidated statements of income and cash flows for the nine months ended November 3, 1996, and the balance sheet as of November 3, 1996, include RFM's operating results and assets and liabilities, respectively.

     On August 26, 1996, the Company acquired all of the outstanding common stock of Magnum in a transaction that was accounted for as a pooling of interests. All historical financial statements have been restated to include Magnum's operations and assets and liabilities. Magnum's results of operations, which are reflected in the financial statements on a pooling of interests basis, for the periods indicated are as follows:

                                                                                     NINE MONTHS ENDED
                                            YEARS ENDED MARCH 31,                -------------------------
                                ----------------------------------------------   OCTOBER 22,   NOVEMBER 3,
                                 1992      1993      1994      1995      1996       1995          1996
                                -------   -------   -------   -------   ------   -----------   -----------
Net sales.....................  $12,331   $11,707   $11,299   $11,306   $9,360     $ 6,948       $ 8,033
Net income....................  $ 1,784   $ 1,912   $ 1,627   $ 1,104   $  676     $   492       $   683

     The Company's microwave defense business is conducted at Microwave, Magnum and RFM, its commercial wireless telecommunications business is conducted through Wireless and Magnum and its precision instrument business is conducted at Humphrey.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total net sales, certain consolidated statement of income data for the periods indicated.

                                                          FISCAL YEARS ENDED       NINE MONTHS ENDED
                                                             JANUARY 31,       -------------------------
                                                          ------------------   OCTOBER 22,   NOVEMBER 3,
                                                          1994   1995   1996      1995          1996
                                                          ----   ----   ----   -----------   -----------
Net sales...............................................  100%   100%   100%       100%          100%
Cost of goods sold......................................   71     74     75         75            75
                                                          ---    ---    ---        ---           ---
  Gross profit..........................................   29     26     25         25            25
Operating expenses:
  Selling, general & administrative.....................   16     16     15         16            13
  Research and development..............................    2      2      4          3             4
                                                          ---    ---    ---        ---           ---
          Total operating expenses......................   18     18     19         19            17
                                                          ---    ---    ---        ---           ---
Income from operations..................................   11      8      6          6             8
Interest (income) expense...............................   (1)     1     --         --            (1)
                                                          ---    ---    ---        ---           ---
Income before income taxes..............................   12      7      6          6             9
Provision for income taxes..............................    4      3      3          3             4
                                                          ---    ---    ---        ---           ---
Net income..............................................    8%     4%     3%         3%            5%
                                                          ===    ===    ===        ===           ===

 NINE MONTHS ENDED NOVEMBER 3, 1996 vs. NINE MONTHS ENDED OCTOBER 22, 1995

     Net Sales. Net sales increased 37% from $45.6 million for the nine months ended October 22, 1995 to $62.5 million for the nine months ended November 3, 1996. The effects of a reduction in defense Microwave sales were offset by increased Humphrey, commercial Wireless and Magnum sales. In addition, net sales for the nine months ended November 3, 1996, includes $3.3 million of net sales of RFM from the effective date of the acquisition, April 30, 1996. Microwave sales decreased from $21.7 million for the nine months ended October 22, 1995, to $18.2 million for the nine months ended November 3, 1996. During the same nine month periods, Humphrey net sales increased from $15.0 million in 1995 to $16.4 million in 1996, Wireless net sales increased from $2.0 million to $16.5 million and Magnum net sales increased from $6.9 million to $8.0 million.

     The decrease in Microwave net sales is attributable to decreased defense bookings in 1995 due to continued reductions in available defense industry production programs as well as continued pricing pressure on follow-on orders for programs in which the Company participates. Results for the nine months ended October 22, 1995 include $2.4 million of non-recurring Microwave revenue, $0.9 million of gross profit and $0.3 million of selling, general and administrative expenses associated with the settlement of a termination claim for a large defense contract that was terminated in December 1992. The increase in Humphrey revenue is primarily attributable to increased shipments on production contracts for existing programs and customers. Sales to commercial wireless customers were almost entirely attributable to the production of microwave front-ends and VSAT equipment for P-COM and STM, respectively. Magnum sales include commercial wireless sales of $4.3 million and $4.5 million for the 1995 and 1996 nine month periods. With the inclusion of Magnum commercial wireless sales, consolidated commercial wireless sales are $6.3 million and $21.0 million, or 14% and 34%, of total sales for the nine months ended October 22, 1995 and November 3, 1996, respectively.

     Gross Profit. Gross profit increased 38% from $11.3 million for the nine months ended October 22, 1995 to $15.7 million for the nine months ended November 3, 1996. Gross margin remained constant at 25% for the nine months ended October 22, 1995 and November 3, 1996. Gross margins for Microwave were 20% for both periods. Gross margins for Humphrey were 28% for the 1995 nine months versus 29% for the 1996 nine months. Humphrey gross profit for the nine months ended October 22, 1995 was adversely affected by a $1.1 million provision for additional losses on certain long-term contracts in place at the time of the Company's acquisition of Humphrey. Gross margin for Wireless for the nine months ended October 22, 1995 was 14% versus 22% for the comparable 1996 period. Wireless gross margins increased due to the increased sales volume. Magnum gross margins increased from 38% for the nine months ended October 22, 1995 to 39% for the comparable 1996 period. The improved gross margin is attributable to the increased sales volume. With the inclusion of the gross profit on Magnum commercial wireless sales of $1.6 million and $1.8 million, respectively, consolidated commercial wireless gross margins are 30% for the nine months ended October 22, 1995, and 26% for the nine months ended November 3, 1996. Gross profit for the nine months ended November 3, 1996 includes $493,000 of gross profit from RFM with a gross margin of 15%.

     Selling, General and Administrative Expenses. Selling, general and administrative ("S,G&A") expenses increased 15% from $7.1 million during the nine months ended October 22, 1995 to $8.2 million for the nine months ended November 3, 1996. This increase is primarily attributable to additional S,G&A costs associated with the Wireless and RFM operations, neither of which were significant contributors to prior year S,G&A costs. Wireless was operating at start-up levels during fiscal 1996, while RFM was not included in prior year results as it was not acquired until the second quarter of fiscal 1997. In addition, S,G&A for the nine months ended November 3, 1996 increased due to $424,000 of non-recurring acquisition costs associated with the Magnum merger. S,G&A declined as a percentage of net sales from 16% for the nine months ended October 22, 1995 to 13% for the nine months ended November 3, 1996, due to increased sales volume. The Company expects S,G&A expenses to increase in absolute dollars in the future as it pursues opportunities in the commercial wireless telecommunications market.

     Research and Development Expenses. Research and development expenses increased from $1.4 million for the nine months ended October 22, 1995 to $2.3 million for the nine months ended November 3, 1996. This increase resulted primarily from commercial wireless telecommunications research and development expenses totaling $1.3 million during the nine months ended November 3, 1996 versus $477,000 for the comparable 1995 period. This increase is a result of the start-up of the commercial wireless business.

     Interest (Income) Expense. Interest expense decreased from $48,000 of interest expense for the nine months ended October 22, 1995 to $248,000 of interest income for the nine months ended November 3, 1996. The change is primarily attributable to the increased level of cash on hand as a result of the funds generated from the Company's initial public offering which was consummated in February 1996. The interest expense incurred during the prior year reflects interest on debt obligations incurred in connection with the Humphrey acquisition, net of interest income generated at Magnum.

     Provision for Income Taxes. The Company's effective income tax rate declined from 42% for the nine months ended October 22, 1995 to 40% for the nine months ended November 3, 1996. The decrease reflects the benefit of available tax credits on certain capital expenditures. The Company expects its fiscal 1997 effective tax rate to be approximately 40%.

  FISCAL YEAR ENDED JANUARY 31, 1996 VS. FISCAL YEAR ENDED JANUARY 31, 1995

     Net Sales. Net sales increased 8% from $57.6 million in fiscal year ended January 31, 1995 to $62.1 million in fiscal year ended January 31, 1996. The effects of a reduction in defense Microwave and Magnum sales were offset by increased Humphrey and Wireless sales. Microwave sales decreased from $30.2 million for fiscal 1995 to $26.8 million for fiscal 1996. Magnum sales decreased from $11.3 million in fiscal 1995 to $9.4 million in fiscal 1996. Humphrey net sales increased from $15.8 million in fiscal 1995 to $20.6 million in fiscal 1996, while Wireless net sales were $5.4 million for fiscal 1996 versus no sales during fiscal 1995.

     The decrease in Microwave sales is attributable to continued reductions in available defense industry production programs as well as the defense marketplace factors discussed above. This decrease was offset by $2.4 million of non-recurring Microwave revenue associated with the settlement of a claim relating to a large defense contract that was terminated in December 1992. The increase in Humphrey revenue is primarily attributable to increased shipments on production contracts for existing programs and customers. Sales to commercial wireless customers were almost entirely attributable to the production of microwave front-ends for P-COM. The primary reason for the decrease in Magnum sales was a $2.3 million reduction in cavity oscillator shipments to Harris-Farinon, Magnum's single largest customer. While the decrease represents a permanent reduction in this business, Magnum has designed a series of oscillators to replace the obsolete cavity oscillators and has begun shipments of these products to Harris-Farinon. To a lesser extent, the decrease in revenue is attributable to the relocation of Magnum's facility from Fremont to San Jose which temporarily disrupted production.

     Gross Profit. Gross profit increased 5% from $14.8 million for fiscal 1995 to $15.6 million for fiscal 1996. Gross margin declined from 26% in fiscal 1995 to 25% in fiscal 1996. Gross margins for Microwave were 20% for both periods. A decrease in Microwave gross profit on recurring contracts was offset by the gross profit on the non-recurring revenue associated with the settlement described above. Gross margins for Humphrey were 26% for fiscal 1995 and 30% for fiscal 1996. Gross margin for Wireless for fiscal 1996 was 12%. Wireless gross margins were affected by start-up costs associated with the P-COM contract. Magnum gross margins decreased from 40% in fiscal 1995 to 37% in fiscal 1996. This decrease is due primarily to the reduced revenue levels in the cavity oscillator product line, the disruption in operations created by the facility relocation and the continued erosion of the average selling prices in many of Magnum's products.

     Selling, General and Administrative Expenses. S,G&A expenses increased 4% from $9.2 million during fiscal 1995 to $9.6 million for fiscal 1996. The increase in S,G&A is primarily attributable to the recognition of expenses associated with the settlement described above. These expenses as a percentage of net sales declined from 16% for fiscal 1995 to 15% for fiscal 1996.

     Research and Development Expenses. Research and development expenses increased from $1.0 million for fiscal 1995 to $2.3 million for fiscal 1996. This increase resulted primarily from initial commercial wireless telecommunications research and development expenses totaling $937,000 during fiscal 1996.

     Interest (Income) Expense. Interest expense decreased from $298,000 for fiscal 1995 to $35,000 for fiscal 1996. The decrease is attributable to continued reductions in average bank borrowings as the Company reduced the debt attributable to the Humphrey acquisition.

     Provision for Income Taxes. The Company's effective income tax rate was 41% in fiscal 1995 and 1996.

  FISCAL YEAR ENDED JANUARY 31, 1995 vs. FISCAL YEAR ENDED JANUARY 31, 1994

     Net Sales. Net sales increased 24% from $46.6 million in fiscal 1994 to $57.6 million in fiscal 1995. This increase is primarily attributable to the inclusion of approximately $16.0 million of Humphrey revenue in fiscal 1995 results. This increase was offset by a reduction of approximately $5 million (or 14%) in Microwave revenue. Microwave revenue decreased due to continued reductions in available defense industry production programs as well as continued pricing pressure for follow-on orders on programs on which the Company participates. Humphrey revenue for its fiscal year prior to being acquired by REMEC, the year ended December 31, 1993, were $24.1 million. Humphrey revenue declined $8.1 million from the year ended December 31, 1993 to fiscal 1995 because of a decrease in customer demand for Humphrey products. Magnum revenue remained constant at $11.3 million for both fiscal 1994 and 1995.

     Gross Profit. Gross profit increased 11% from $13.3 million in fiscal 1994 to $14.8 million in fiscal 1995. Gross margin declined from 29% in fiscal 1994 to 26% in fiscal 1995. Microwave gross margins decreased from 24% in fiscal year 1994 to 20% in fiscal 1995. The reduction in Microwave gross margins is attributable to continued industry pricing pressure, reduced volume and additional development versus production business. Humphrey gross margins were 26% in fiscal 1995. Magnum gross margins were 43% for fiscal 1994 and 40% for fiscal 1995. The decrease is attributable primarily to declining average selling prices brought about by the intense competition in Magnum's markets.

     Selling, General and Administrative Expenses. S,G&A expenses increased 27% from $7.3 million in fiscal 1994 to $9.2 million in fiscal 1995. This increase is primarily attributable to the inclusion of the operating results of Humphrey in fiscal 1995. As a percentage of net sales, these expenses remained constant at 16% for both fiscal 1994 and 1995.

     Research and Development Expenses. Research and development expenses increased from $0.8 million in fiscal 1994 to $1.0 million in fiscal 1995. The increase is primarily attributable to Humphrey.

     Interest (Income) Expense. Interest (income) expense changed from $39,000 of income in fiscal 1994 to $298,000 of expense in fiscal 1995. The expense in fiscal 1995 is primarily attributable to borrowings associated with the Humphrey acquisition.

     Provision for Income Taxes. The effective income tax rate was 34% in fiscal 1994 and 41% in fiscal 1995. The 34% rate in 1994 is comprised of a 24% rate at Magnum and a 41% rate on all other operations. Magnum's reduced rate in 1994 is attributable to a favorable change in valuation allowance of deferred tax assets.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial information for each of the Company's last seven quarters. The information for each of these quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of this information when read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future periods.

                                                                QUARTERS ENDED
                             ------------------------------------------------------------------------------------
                                               FISCAL 1996                                 FISCAL 1997
                             ------------------------------------------------   ---------------------------------
                             APRIL 30,   JULY 30,   OCTOBER 22,   JANUARY 31,   MAY 5,    AUGUST 4,   NOVEMBER 3,
                               1995        1995        1995          1996        1996       1996         1996
                             ---------   --------   -----------   -----------   -------   ---------   -----------
Net sales..................   $ 15,415   $ 15,021     $15,129       $16,579     $18,934    $21,062      $22,466
Cost of goods sold.........     11,449     11,847      10,959        12,342      14,345     15,731       16,730
                               -------    -------     -------       -------     -------    -------      -------
Gross profit...............      3,966      3,174       4,170         4,237       4,589      5,331        5,736
Operating expenses:
  Selling, general &
     administrative........      2,422      2,238       2,475         2,448       2,362      2,866        3,006
  Research & development...        366        274         805           829         866        943          479
                               -------    -------     -------       -------     -------    -------      -------
          Total operating
            expenses.......      2,788      2,512       3,280         3,277       3,228      3,809        3,485
                               -------    -------     -------       -------     -------    -------      -------
Income from operations.....      1,178        662         890           960       1,361      1,522        2,251
Interest (income)
  expense..................         15          4          29           (13)       (131)       (71)         (46)
                               -------    -------     -------       -------     -------    -------      -------
Income before income
  taxes....................      1,163        658         861           973       1,492      1,593        2,297
Provision for income
  taxes....................        491        278         366           363         624        621          922
                               -------    -------     -------       -------     -------    -------      -------
          Net income.......   $    672   $    380     $   495       $   610     $   868    $   972      $ 1,375
                               =======    =======     =======       =======     =======    =======      =======
Net income per share.......   $   0.10   $   0.06     $  0.07       $  0.09     $  0.10    $  0.11      $  0.15
                               =======    =======     =======       =======     =======    =======      =======
Shares used in
  computation..............      6,654      6,654       6,685         6,639       8,883      8,864        9,042

The following table sets forth the above unaudited financial information as a percentage of total net sales.

                                                                  QUARTERS ENDED
                              --------------------------------------------------------------------------------------
                                                FISCAL 1996                                  FISCAL 1997
                              ------------------------------------------------   -----------------------------------
                              APRIL 30,   JULY 30,   OCTOBER 22,   JANUARY 31,   MAY 5,    AUGUST 4,    NOVEMBER 3,
                                1995        1995        1995          1996        1996        1996          1996
                              ---------   --------   -----------   -----------   -------   ----------   ------------
Net sales...................     100%        100%        100%          100%        100%        100%          100%
Cost of goods sold..........      75          79          72            74          76          74            74
                                 ---         ---         ---           ---         ---         ---           ---
Gross profit................      25          21          28            26          24          26            26
Operating expenses:
  Selling, general &
     administrative.........      16          15          17            15          12          14            14
  Research & development....       2           2           5             5           5           4             2
                                 ---         ---         ---           ---         ---         ---           ---
          Total operating
            expenses........      18          17          22            20          17          18            16
                                 ---         ---         ---           ---         ---         ---           ---
Income from operations......       7           4           6             6           7           8            10
Interest (income) expense...      --          --          --            --          (1)         --            --
                                 ---         ---         ---           ---         ---         ---           ---
Income before income
  taxes.....................       7           4           6             6           8           8            10
Provision for income
  taxes.....................       3           2           3             2           3           3             4
                                 ---         ---         ---           ---         ---         ---           ---
          Net income........       4%          2%          3%            4%          5%          5%            6%
                                 ===         ===         ===           ===         ===         ===           ===

     The Company experienced reduced net sales, gross margins and income from operations for the second quarter of fiscal 1996. This decline was due to reduced microwave volume primarily attributable to a reduction in production programs as well as the Company commencing its commercial wireless operations with only minimal Wireless net sales during the second quarter of fiscal 1996. Research and development expenses increased from 2% in the second quarter of fiscal 1996 to 5% in the third quarter of fiscal 1996 as a result of the start-up of the Wireless operations. The decline in research and development expenses in the third quarter of fiscal 1997 is due to the Company's completion of significant development efforts associated with wireless products for P-COM and STM. The Company believes this reduction to be temporary and therefore these expenses are expected to increase in the future as new development activities arise.

     The Company's quarterly results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including the timing, cancellation or delay of customer orders, mix of products sold, the timing of new product introductions by the Company or its competitors, the long sales cycles associated with the Company's application-specific products, market acceptance of the Company's and its customers' products, and other competitive factors. In addition, with the decline in available defense industry production programs, the Company has placed more reliance on development contracts as a source of defense revenues, resulting in quarterly fluctuations due to this changed product mix. Development contracts carry reduced gross margins and typically call for minimal hardware deliveries and sporadic non-hardware revenue items, which results in fluctuating revenues and gross margins. A large portion of the Company's expenses are fixed and difficult to reduce. If net sales do not meet the Company's expectations, the fixed nature of the Company's expenses would exacerbate the effect of any net sales shortfall. Any unfavorable changes in the factors listed above or others could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain quarterly profitability in the future.

LIQUIDITY AND CAPITAL RESOURCES

     At November 3, 1996, the Company had $6.5 million of cash and cash equivalents and $26.0 million of working capital. The Company also has $15.0 million in available credit facilities consisting of a $9.0 million revolving working capital line-of-credit and a $6.0 million revolving term loan. The borrowing rates are prime and prime plus 0.5%, respectively. The revolving working capital line-of-credit terminates June 1, 1997. The revolving period under the term loan expires June 1, 1997, at which time any loan amount outstanding converts to a term loan to be fully amortized and paid in full by November 1, 2000. As of November 3, 1996, there were no borrowings outstanding under the Company's credit facilities.

     During the nine month period ended November 3, 1996, the Company's operations used net cash of approximately $3.7 million, primarily as a result of the increase in accounts receivable and inventories resulting from the Company's increased level of sales.

     Investing activities utilized $7.6 million in cash during the nine month period ended November 3, 1996, primarily as a result of the acquisition of RFM in exchange for cash consideration of $4.0 million; and $5.0 million of capital expenditures, the bulk of which were associated with the expansion of the Company's commercial wireless telecommunications business. The above expenditures were financed primarily by funds raised in the Company's initial public offering ("IPO") completed in February 1996. The Company's future capital expenditures will continue to be substantially higher than historical levels as a result of commercial wireless telecommunications expansion requirements.

     In February 1996, the Company completed the IPO in which it sold a total of
2.3 million shares of Common Stock at $8.00 per share. The Company's proceeds from the offering after deducting underwriting commissions and expenses was $15.6 million. The Company also realized proceeds of approximately $2.7 million from additional issuances of stock primarily attributable to the Company's Employee Stock Purchase Plan and a private equity placement by the Company's Magnum subsidiary completed prior to its merger in August 1996. In addition to the funds invested in connection with the acquisition of RFM, an additional $2.4 million of the IPO proceeds was utilized to pay down certain bank obligations, including $526,000 of obligations assumed in the acquisition of RFM.

     The Company's future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, and the status of competitive products. The Company believes that available capital resources and the proceeds from the IPO will be adequate to fund its operations for at least twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. The inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

INTRODUCTION

     REMEC is a leader in the design and manufacture of microwave multi-function modules (MFMs) for microwave transmission systems used in defense applications and has recently entered, and now derives significant revenue from, the commercial wireless telecommunications market. The Company believes that its expertise in microwave transmission system components such as filters, amplifiers, mixers, switches and oscillators and its expertise in integrating these components into MFMs give REMEC a strong competitive position in the emerging commercial wireless infrastructure equipment market. The Company's capabilities enable it to develop and manufacture MFMs with reduced size, weight, parts count and cost, and increased reliability and performance.

     The Company's products operate at high RF (800 MHz to 1 GHz), microwave (1 GHz to 20 GHz) and millimeter wave (20 GHz to 50 GHz) frequencies (these frequencies are collectively referred to elsewhere in this Prospectus as microwave). Modern wireless telecommunications systems employ microwave transmission technology pioneered in the defense industry. Microwave frequency bands have been used for emerging wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower frequency bands. Fueled by technological advances and regulatory changes, demand for wireless telecommunications products has increased in recent years for applications such as mobile telephony (cellular and personal communications services ("PCS")), rural telephony (VSAT), paging, wireless cable, interactive television and wireless local loop. These emerging wireless applications require a large infrastructure of microwave transmission equipment such as base stations and point-to-point radios.

     The Company also designs and manufactures precision instruments for guidance, control and measurement systems used by the defense, aerospace, petroleum and mining industries.

INDUSTRY BACKGROUND

     In recent years there has been a significant increase in demand for wireless telecommunications services from business and consumer users worldwide. This trend has led to significant growth in the number of subscribers for existing wireless communications systems and to the emergence of new wireless applications. An industry study estimated that there were 109 million wireless subscribers worldwide through June 1996, increasing to more than 140 million subscribers by year end 1996. In response to the increasing demand, governmental regulatory agencies are allocating additional frequencies for PCS which can be used for a broad range of wireless voice, data and facsimile services.

     The Company expects demand for PCS and cellular infrastructure equipment to increase. As of February 1996, service providers had paid in excess of $7.0 billion for licenses auctioned in the United States. The Company believes that these licensees will rapidly deploy infrastructure equipment in order to begin offering service from which to recover their investment. In addition, the licensees are required by FCC regulations to establish a PCS infrastructure to service approximately 33% of the population in their respective service areas within five years and 67% within ten years or risk forfeiting their licenses. This requirement is expected to drive a rapid build-up of base station equipment in advance of the start of subscriber service. Additional development of infrastructure is expected in the cellular industry as well. In response to increased demand, existing cellular service providers in densely populated urban areas are expanding the capacity of their existing cellular systems by incorporating microcellular networks that divide current cells into several smaller radius cells in order to maintain service quality and availability, requiring deployment of infrastructure equipment.

     Microwave frequency bands have been allocated for evolving wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower radio frequency bands. The microwave technology used in modern wireless telecommunications systems employs technology pioneered in the defense industry. Governments worldwide have funded the development of microwave transmission technologies for defense purposes including missile guidance, electronic warfare, communications, radar, radar jamming, navigation and identification of other aircraft. Higher frequency transmissions have been desirable for defense applications because they have traditionally been less congested, afford greater positional accuracy at shorter range, and allow for the use of smaller equipment, especially important characteristics in satellites, aircraft and missiles.

     A typical cellular or PCS communications system contains a number of cells, each with a base station, which are networked to form a service provider's coverage area. Each base station or cell site houses the equipment that transmits and receives telephone calls to and from the cellular or PCS subscriber within the cell and to and from the switching office of the local wireline telephone system. This equipment usually consists of several multi-channel radios, some of which operate at lower frequencies to communicate with the subscriber (phone, modem, etc.) and others operating at higher frequencies to communicate with the local switching office and with adjacent base stations. In the past, base stations typically were interconnected through leased telephone lines, but with the advent of less expensive radio systems, it is often easier and more cost effective to use microwave point-to-point radios for wireless interconnection links.

     The following diagram illustrates the use of point-to-point radios to interconnect base stations in a PCS or cellular network.

       POINT-TO-POINT RADIO NETWORK SUPPORTING PCS/CELLULAR APPLICATIONS

                                   (Paste-Up)

     Wireless technology has other potentially broad applications beyond cellular and PCS systems. The recent worldwide trend toward privatization of public telephone operators and deregulation of local telephone or "local loop" services has resulted in increased competition in the delivery of telephone service from alternative access providers. Many of these new access providers, such as long-distance telephone carriers, public utilities and cable television companies, must install or upgrade infrastructure to support basic and enhanced services. In addition, worldwide demand for basic telephone service has grown, especially in developing countries. As new infrastructure is established to deliver local telephone service, service providers are increasingly choosing wireless microwave transmission systems, which involve a number of short-haul radio connections, instead of a traditional wired approach, to connect subscribers to the public telephone network because wireless systems generally offer lower cost and faster installation. Wireless systems can also be used to bypass local telephone operating companies for private networking applications.

     A growing segment of the wireless communications industry involves VSATs (very small aperture terminals), which are communications systems utilizing fixed-site satellite terminals. Historically, these systems were primarily designed for certain specific data applications. However, recent improvements in VSAT technology for satellite-based wireless voice and data networks have led to their increasing use in a variety of broader, higher system throughput commercial applications such as mobile and rural telephony and more complicated data transmissions. Satellite telephony systems are being utilized by developing countries that lack a terrestrial-based telecommunication infrastructure, and which seek to provide telephone service for large areas fairly rapidly and on a cost-effective basis. Additionally, even where terrestrial systems exist, satellite systems are used to fill in coverage for remote areas.

THE REMEC OPPORTUNITY

     Historically, microwave systems for defense applications were built by prime contractors who would procure single function components (such as filters, amplifiers and mixers) from various specialized manufacturers. These single function components were then connected to create the complete microwave transmission system. In order to prevent components from interfering with each other or being damaged, components were individually packaged. In response to the demands of the Department of Defense to increase performance for microwave transmission systems (especially systems on aircraft and missiles), prime contractors integrated more functionality into the systems while reducing size and weight. To accomplish this, the prime contractors demanded higher levels of integration from component suppliers.

     The Company, which started in 1983 as a producer of single function components, was well positioned to respond to the prime contractors' demands and took a leadership role in developing microwave MFMs in which numerous component functions are integrated into a single module. Integrating multiple functions into one module reduces packaging and interconnects, permits improved performance through optimal partitioning and implementation of functions and minimizes "over engineering." The result has been significant reductions in size, weight and cost and improvements in producibility and reliability. In the nine months ended November 3, 1996, sales of MFMs accounted for more than 90% of the Company's microwave product sales.

     The Company believes that the evolution of commercial wireless telecommunications systems will also require increased integration in order to reduce size, weight and cost and to increase reliability and producibility of base station equipment. The Company believes that the high cost of facilities, power and maintenance will necessitate the development of small, highly reliable and cost effective microwave "front ends" (the circuitry of the radio that enables signals to be transmitted and received at microwave frequencies) for wireless transmission systems, requiring the increased use of MFMs. In addition, increasing use of MFMs will facilitate higher volume commercial production of wireless infrastructure equipment.

     The following diagram illustrates the integration of functional and physical characteristics of components into an MFM.

                         [PASTE-UP -- NEW DIAGRAM #24]

     The Company believes that the following core competencies will enable it to address the opportunities presented in the emerging wireless telecommunications market:

          Integration Expertise. Integration is a key part of designing high performance equipment that operates at higher frequencies (over 1 GHz) or that must operate over a broad frequency range. By effectively integrating multiple functions into single modules, REMEC has been able to accomplish the following:

        - reduce packaging and interconnects

        - improve performance through optimal partitioning and implementation of functions

        - reduce product size and parts count

        - increase reliability

        - minimize "over engineering" (e.g., avoid using higher performance, more costly components than are necessary in order to compensate for the performance degradation effects resulting from combining different components into one system)

        - reduce unit cost

          Concurrent Engineering. The Company has excelled at developing products optimized in design, process and manufacturing implementation by employing "concurrent engineering" during the product development cycle. REMEC's concurrent engineering approach extends to both its customer and supplier base. REMEC often participates in its customers' product development cycle during the conceptual design stage and is able to influence its customers' system architecture/design in order to optimize for cost and performance at the MFM level. Likewise, REMEC invites suppliers to participate in the design process to optimize material and device selection. In the product design process, product teams with design, process, quality and manufacturing engineering expertise review the product design to assure its producibility, high quality and affordability. Manufacturing process development and tooling occurs concurrently with product development. REMEC believes that its concurrent engineering process reduces cycle times and costly product redesigns when products move to volume production.

          Technology Leadership. Since its inception in 1983, the Company has developed over 2,500 microwave MFMs and components and has become an important supplier of MFMs to many of the nation's leading defense contractors. The Company has received significant recognition, including "preferred supplier" designations, from customers including Hughes Aircraft, Lockheed Martin, TRW, Northrop Grumman and Raytheon Company. These distinctions generally carry with them the opportunity to bid on all new product procurements by the customer in the Company's area of expertise and to ship products without the customer performing a quality inspection prior to shipment. REMEC has developed many proprietary design techniques and manufacturing processes which have been standardized within the Company in the form of documented design rules and standards that are used throughout the engineering staff. This proprietary library is used by the Company in applying its expertise to commercial wireless telecommunications infrastructure equipment.

          Vertical Integration in Design and Manufacturing. With vertical integration, the Company focuses on and retains control of each step of the entire design and manufacturing process while minimizing the use of outside sources and subcontractors for key services. Vertical integration reduces time to market and unit costs and improves quality control, reliability and the Company's ability to implement volume production.

STRATEGY

     REMEC intends to become a leading developer and supplier of microwave MFMs and components to wireless telecommunications infrastructure OEMs and to retain leadership in developing and supplying microwave MFMs and components to the defense industry. Execution of the Company's strategy incorporates the following key elements:

          Leverage Expertise in New Markets for Wireless Infrastructure Equipment. The Company uses the technological expertise it developed in the defense industry to respond to the increasing demand for wireless telecommunications infrastructure equipment. To better focus on these opportunities, the Company formed REMEC Wireless, Inc. in May 1995, which operates as a separate business entity with dedicated design and manufacturing resources. REMEC Wireless is producing point-to-point radio front ends, VSAT terminals, MFMs and components for customers in the PCS, paging and satellite market segments.

          Maintain and Enhance Leadership in Microwave Technology. The Company intends to maintain and enhance its leadership in microwave technology by continuing its participation in selected defense programs that involve highly sophisticated, state-of-the-art microwave technology. The Company believes that the technological capability to integrate increased microwave functionality into single modules -- skills acquired by REMEC in the defense industry -- will be a key factor in achieving substantial reductions in the size and cost of commercial wireless infrastructure equipment.

          Build Strategic Customer Alliances. The Company intends to continue its focus on developing significant customer alliances with leading wireless OEMs and defense prime contractors. The Company concentrates its efforts on applications which offer the potential for recurring high volume production. In wireless telecommunications the Company's strategy is to enter into strategic alliances with selected leaders in each of the wireless market segments targeted by the Company. REMEC supports its customers during their conceptual design stage to influence the system architecture/design to optimize for cost, performance and producibility, further enhancing the likelihood of follow-on business.

          Maintain Cost Competitiveness. The Company intends to implement more extensive process manufacturing automation and believes that its ability to develop a high level of automated product alignment and test capability will offer an important competitive advantage. The Company also believes that its capabilities in integrating numerous functions into single modules will enable it to continue to produce high performance products at competitive cost.

          Pursue Acquisitions. The Company pursues acquisitions to augment technology by acquiring specialized component firms and to take advantage of opportunities to consolidate niche companies in a currently fragmented microwave equipment industry. The Company believes that expansion of capability through the acquisition of component firms when combined with the Company's technological and manufacturing skills at the component level will allow it to achieve improved levels of MFM integration. The Company believes that it will thereby be better able to respond to customer requirements for reduced size and weight and lower cost.

TECHNOLOGY

     Wireless transmissions require the conversion of information into a higher frequency signal that can be transmitted and received through the air. Generally, the frequency spectrum is allocated for different wireless uses by governmental entities. The following diagram illustrates the frequency ranges at which various wireless applications operate or are expected to operate.

            ALLOCATION OF FREQUENCY RANGE FOR WIRELESS APPLICATIONS

----------------------------------------------------------------------------------------
BAND                                 FREQUENCY RANGE     USES
----------------------------------------------------------------------------------------
 LOW FREQUENCY (LF) --                  <300 MHz         Navigation Equipment
 VERY HIGH FREQUENCY (VHF)                               (Aeronautical/Marine)
                                                         AM/FM Radio
                                                         Amateur/CB Radio
                                                         Television
                                                         Dispatch Radio
----------------------------------------------------------------------------------------
 ULTRA HIGH FREQUENCY (UHF)           300 - 800 MHz      UHF Television
                                                         Specialized Mobile Radio (SMR)
                                                         Paging
                                                         Wireless Data Collection
----------------------------------------------------------------------------------------
 HIGH RADIO FREQUENCY (RF)           800 MHz - 1 GHz     Analog Cellular
                                                         Digital Cellular
                                                         Two-way Messaging
                                                         Cordless Phone
----------------------------------------------------------------------------------------
 MICROWAVE                              1 - 2 GHz        Private Radio Networks
                                                         PCS
                                                         Mobile Satellite Telephony
                                                         Military Communications/
                                                         Navigations
----------------------------------------------------------------------------------------
 MICROWAVE/MILLIMETER WAVE             2 - 50 GHz        VSAT
                                                         Satellite Voice/Messaging
                                                         Point-to-Point Radios
                                                         Wireless TV
                                                         Radar
                                                         Electronic Warfare
----------------------------------------------------------------------------------------

     As new applications emerge for wireless technology, higher and higher frequencies must be used due to congestion at lower frequencies. Additionally, higher frequency bands allow a greater number of channels to be allocated to the same percentage of spectrum compared with lower frequencies, affording greater capacity at similar cost. The microwave transmission systems and associated equipment required to implement these applications are similar in nature and require similar design and manufacturing expertise as those developed for defense applications. Examples of such equipment are millimeter wave point-to-point radios which have been increasingly utilized for short-haul wireless connections such as interconnecting cellular and PCS base stations or providing private local loop service. High frequency radios are well suited for these applications because the signal strength fades out very quickly in the atmosphere, allowing frequencies to be "re-used" beyond relatively small geographic areas such as cellular systems. For example, the signal of a 23 GHz point-to-point radio has a range of approximately 10 miles.

     Every microwave transmission system contains a microwave "front end" that performs the function of transforming modulated voice, data or video from an intermediate frequency ("IF") signal (generally 10 MHz to 500 MHz) into a microwave frequency signal for transmission and/or converting an incoming signal from microwave frequencies back into an IF modulated voice, data or video signal. A microwave front end will usually consist of several interconnected MFMs and single function components. A typical microwave radio front end is shown in the following diagram.

         TYPICAL MICROWAVE TRANSMITTER/RECEIVER FRONT END BLOCK DIAGRAM

                                   (PASTE-UP)

1. Amplifiers are used in the transmitter and receiver to increase the power level of the signal to a usable range. In the transmitter, a power amplifier is used at the output prior to transmission of the signal to increase the signal to the necessary power so that it will have enough strength when it is transmitted through the air to reach the desired location. In the receiver, a low noise amplifier is used at the input to minimize degradation of the received signal which is usually low in signal strength due to the attenuation that occurs in the atmosphere while the signal is traveling to the receiver.

2. The oscillator is a component that oscillates at a set frequency, thereby generating a signal. Oscillators, multipliers and mixers work together in the transmitter to convert voice, data or video signals at low frequencies (generally, under 20 MHz) into signals at higher frequencies (as high as 50
    GHz) for transmission and in the receiver, to convert transmit signals with higher frequencies back to the original voice, data, or video signal. In systems that operate at microwave frequencies, a signal may go through the process of having its frequency increased/decreased two or three times in order to get the signal to the desired frequency level.

3. The multiplier increases the frequency of the signal produced by the oscillator by an integer multiple.

4. In the transmitter, the mixer combines the signal generated by the oscillator and multiplier with the input signal (the signal being transmitted) to generate an output signal that has a frequency equal to the sum of the frequencies of the input signal and the signal produced by the oscillator and multiplier. In the receiver, the mixer combines the signal generated by the oscillator and multiplier with input signal (the signal being received) to generate an output signal that has a frequency equal to the difference of the frequencies of the two combined signals in order to reduce its frequency to that of the original signal prior to transmission.

5. Filters provide the important function in various stages of a transmission or receiver system of eliminating signals that are outside of the desired frequency range, while allowing signals of the desire frequency to pass through. Generally, after the frequency or strength of a signal has been increased or decreased, a filter is used to eliminate undesired signals.

6. A variable attenuator adjusts the strength of a signal an optimal range. Often, a variable attenuator is used to decrease the strength of a signal so as to avoid overloading the system or to reduce distortion.

7. A switch selects the path of a signal. For example, switches are used to change between transmit and receive on radar systems. Switches can also be used to switch between available channels on communication systems.

PRODUCTS

     Microwave MFMs and Components. The Company designs customized microwave MFMs and components, as well as subsystems incorporating multiple MFMs and components, to address the specific requirements of its OEM and defense contractor customers.

     An MFM typically consists of one or a number of microwave circuit boards and/or ceramic substrates mounted into a single package on which semiconductor devices and other electronic components are interconnected to perform signal processing functions such as amplification, conversion from one frequency to another and filtering. The performance of the MFM is affected by the characteristics of the semiconductor devices and other electronic components, the interconnectivity patterns of various components, the shape, size and location of the components with respect to each other, the type of material used for the circuit board or substrate, and the size, shape and type of enclosure that is designed to hold the circuit boards and/or substrates. Predicting and controlling performance in module designs at microwave frequencies requires a combination of design experience using accurate modeling of component performance and manufacturing experience employing repeatable and precise tolerance manufacturing processes. Perfecting module designs also requires expertise in partitioning circuit blocks. Knowledge of which functions to integrate or separate and how various blocks will interact in the system results in better overall performance and smaller size. Knowledge of which materials, devices and technology best implement each function results in lower cost.

     The Communication, Navigation and Identification (CNI) system for the F-22 Stealth Tactical Fighter Aircraft illustrates the benefits derived from the application of REMEC's MFM technology. A product team comprised of TRW Inc. and REMEC engineers concurrently developed the requirements documents for 15 unique MFMs and several components that comprise the microwave front end of the CNI system. The product team optimized TRW's preliminary design for maximum electrical performance, minimal package size and weight, minimum number of unique MFMs and low manufacturing cost. The product team was able to reduce the number of unique MFMs from 15 to 13, the weight from 24 to 17 pounds and the volume by 30%, while improving performance and reducing the cost of production.

     When the Company was founded in 1983, its first products were filters, single function components. Since inception, the Company has excelled at developing a broad range of filter products. The Company believes that its core filter technology has been a significant enabler in the MFM business. Today, the Company designs and manufactures a number of components, including filters, switches, variable attenuators, amplifiers, oscillators, mixers and multipliers. The Company believes that its component level expertise is a key competitive advantage in designing MFMs. The Company's components generally are able to operate at high frequencies and are relatively small in size. Although most of the Company's revenues currently are from sales of MFMs, the Company does sell a significant number of single-function filters, switches, multipliers and amplifiers.

     Commercial systems which utilize these products include infrastructure radio equipment for cellular and PCS systems. Defense applications which utilize these products include radar, radar jamming, communications and navigation systems on aircraft, satellites and missile guidance systems. During the nine months ended November 3, 1996, the sale of microwave MFMs and components accounted for approximately 69% of the Company's total sales. The Company's $131.9 million backlog as of November 3, 1996 included $112.6 million of orders for microwave MFMs and components.

     The following table lists certain of the Company's microwave components and
MFMs:

                PRODUCT TYPES                                     FUNCTION                    PRICE RANGE(1)
----------------------------------------------  --------------------------------------------  --------------
Filters, Duplexers and Multiplexers...........  Separate desired frequency bands from               $10-500
                                                undesired bands
Frequency Mixers..............................  Provide frequency conversion function             $25-2,500
Voltage Controlled Oscillators................  Generate frequency controlled by an input         $10-1,000
                                                voltage
Dielectric Resonator Oscillators..............  Generate fixed frequency microwave signal        $250-2,000
Cavity Oscillators............................  Generate fixed frequency microwave signal        $250-4,000
Switches......................................  Switch signal between different signal paths     $100-2,000
Switch Attenuators............................  Select discrete attenuation values               $100-3,000
Variable Attenuators..........................  Select continuously variable attenuation         $100-3,000
                                                values
Switch Matrices...............................  Allow MxN connectivity between M-inputs and   $5,000-50,000
                                                  N-outputs
Switched Delay Lines..........................  Select discrete phase delays                   $1,000-3,000
Switched Filters..............................  Select between multiple filters                 $500-25,000
Multipliers...................................  Multiply an input frequency by an integer        $100-2,000
Comb Generators...............................  Provide several multiplied frequencies in a      $500-2,000
                                                single output
Frequency Generators..........................  Generate multiple discrete frequency outputs  $1,000-25,000
Frequency Synthesizers........................  Generate a discrete stepped frequency output    $300-25,000
Switched Amplifiers...........................  Provide multiple amplified signal functions      $500-5,000
Frequency Converters..........................  Provide frequency conversion function            $300-5,000
VSAT Tranceivers..............................  Transmit, receive and channel select             $500-6,000
                                                microwave signals for satellite applications
Point to Point Radio Front Ends...............  Transmit, receive and channel select           $2,000-5,000
                                                microwave signals for terrestrial
                                                  applications

---------------

(1) Price is affected by complexity and tolerance of specifications and production quantities.

     The Company began shipping the front end of a 23 GHz point-to-point radio for P-COM in November 1995. This subsystem consists of the integration of a number of MFMs and components which perform multiple frequency conversions between the baseband IF signal and the 23 GHz transmit/receive signal. The re-design involves circuit optimization to reduce component count, size and cost and re-packaging to combine multiple functions into a smaller number of MFMs.

     As a result of the acquisition of RFM in April 1996, the Company obtained the technology and began producing a standard C-Band transceiver. In August 1996, the Company began production of a fully integrated DAMA (demand assigned multiple access) C-Band Tranceiver. This transceiver provides band width on demand allowing a large number of data channels to be multiplexed into a single communications link which provides a cost advantage over current single channel products.

     In the satellite communications market, the Company has developed with Orbital Sciences Corporation transmit and receive modules used in the satellites that comprise their LEO (low earth orbit) constellation designed to provide two-way data and messaging service anywhere on the globe. Two prototype satellites which include the Company's microwave products have been launched. The Company also supplies components to Motorola, Inc. on the Iridium satellite program.

     The Company has commenced development of radio transceivers for other frequency bands, but has no contract for production. REMEC is also developing a low cost single channel SES (subscriber earth station) VSAT terminal for STM to provide satellite-based phone services to outlying areas in underdeveloped countries. In addition, the Company is developing several cellular and PCS radio modules that integrate filters, amplifiers, switches, isolators and distribution circuits for higher performance and lower cost.

     Inertial Guidance Products. REMEC also designs and manufactures precision instruments for guidance, control and measurement systems through a wholly owned subsidiary, Humphrey, Inc., which was incorporated in 1951 and acquired by the Company effective January 31, 1994. These instruments are used by the defense, aerospace, petroleum and mining industries. Humphrey's primary products are gyroscopes used for military missile and bomb guidance. During the nine months ended November 3, 1996, Humphrey accounted for approximately 26% of the Company's sales. The Company's $131.9 million backlog as of November 3, 1996 included $15.8 million of orders by Humphrey's customers.

     Most of Humphrey's business is the design, manufacture and sale of guidance and control components, including gyroscopes, rate sensors, accelerometers, potentiometers, pendulums, magnetometers, north-seeking devices and related products for control and instrumentation systems. These products indicate changes in the direction and speed of moving objects and are sold to a wide variety of missile and defense aircraft manufacturers for use in primary control systems for the stabilization and guidance of missiles and in instrumentation systems. In addition, these products are purchased by manufacturers of commercial and general aviation aircraft. Humphrey's products are designed for use in defense, aircraft, aerospace and oceanographic applications. A smaller portion of Humphrey's business is directional survey equipment consisting of directional gyroscopes, cameras, optical compasses and related instruments used for subsurface directional surveying in exploration and production drilling in the petroleum and mining industries.

     Satellite Engineering Services. RF Microsystems, acquired by REMEC in April 1996, provides engineering and design services for the Department of Defense in the satellite communications area.

CUSTOMERS

     Commercial. The Company has received orders totaling $48.1 million for the manufacture of point-to-point radio front ends and related MFMs for P-COM. The Company, through its Magnum subsidiary, produces numerous MFMs and components, such as mixers and oscillators, which are critical to the transmit and receive functions of microwave radios for customers such as Harris-Farinon, Alcatel Network Systems and California Microwave, Inc. The Company also has received $30.4 million in orders from STM for the design and manufacture of C-Band VSAT equipment. Of the $69.0 million of commercial backlog as of November 3, 1996, orders from P-COM and STM were $30.6 million and $27.9 million, respectively. REMEC also has received orders for microwave MFMs and components from Alcatel Network Systems, AT&T Corp., Caterpillar Inc., Glenayre Technologies, Inc., Lucent Technologies, Inc., Motorola, Inc., Orbital Sciences Corporation and Pacific Communications Sciences, Inc.

     The Company expects that sales of its wireless commercial products will continue to be concentrated among a limited number of major customers. If the Company were to lose a major customer or if orders by such customer were to be canceled or otherwise decrease, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk
Factors -- Customer Concentration and Exclusivity."

     P-COM. P-COM produces point-to-point millimeter wave radio systems for use in wireless telecommunications applications. P-COM and the Company entered into an agreement in August 1995 for the production by the Company of microwave front ends for 23 GHz point-to-point radios in quantities and at fixed prices set forth in purchase orders issued by P-COM and accepted by the Company. The Company has accepted orders to produce in excess of 15,000 units for P-COM. The orders are being executed in three phases. In the first phase, the Company produced and shipped in late 1995 a small number of units in accordance with P-COM's original product design. In the second phase, the Company re-designed several MFMs to lower cost and increase producability and re-designed significant portions of the unit which are currently being produced. In the third phase, the Company completed the re-design of MFMs and is currently transitioning that design into production. The Company's November 3, 1996 backlog contains $30.6 million of orders from P-COM. The Company produces the units based on a rolling six-month forecast provided by P-COM. The agreement provides that all of the units will be delivered by December 1998. The Company has agreed to sell the products which are the subject of the agreement exclusively to P-COM and not to compete with P-COM in the sale of point-to-point radios under conditions applicable to both parties. The Company faces the risk of cost overruns if it fails to achieve forecasted product design goals and manufacturing efficiencies in the production of point-to-point radio front ends for P-COM. See "Risk Factors -- Customer Concentration and Exclusivity" and "-- Risks of Cost Overruns and Product Non-Performance; Loss of Investment in Design and Engineering."

     STM. STM sells complete VSAT network systems to foreign governments and corporate entities to provide both voice and data communications over long distance through use of satellite communications. In connection with the acquisition of RFM from STM, REMEC received orders from STM for approximately $20.0 million and recently has received additional orders for approximately $10.4 million for VSAT transceivers.

     Defense. REMEC focuses its efforts on defense programs which it believes have the highest probability of follow-on production. Tactical aircraft, satellites, missile systems and smart weapons comprise the majority of the platforms of the Company's customers. Defense industry programs from which REMEC derives or may derive significant revenues include: the F-22 Stealth Tactical Fighter Aircraft program for the U.S. Air Force for which the Company is developing switch amplifiers, switch filters, integrated switch modules, power amplifiers, frequency generators, frequency converters and frequency multipliers for three different RF subsystems (CNI, Radar and Electronic Warfare); the Airborne Self-Protection Jammer (ASPJ) program for foreign military customers for which the Company has developed and produced a 28-channel switched filter bank and multi-function components such as frequency modulators; the Advanced Medium Range Air to Air Missile (AMRAAM) program for the U.S. Air Force for which the Company has developed and produced frequency multipliers, converters and filters; and the radar warning receiver program (ALR 56M) for the U.S. Air Force for which the Company has developed and produced switch filters, notch filters, switches and filters.

     The Company sells microwave MFMs and components to prime contractors such as Hughes Aircraft, Northrop Grumman and Lockheed Martin. In fiscal 1996 and the nine months ended November 3, 1996, sales to Hughes Aircraft accounted for 13% and 7%, respectively, of total net sales. The Company through Humphrey sells inertial guidance products primarily to defense prime contractors such as Texas Instruments, Inc., British Aerospace plc and Lockheed Martin.

     Historically, most of the Company's revenues have been derived from sales to the defense market. Revenues for defense applications constituted approximately 87%, 82% and 66% of the Company's revenues for each of the years ended January 31, 1995 and 1996 and the nine month period ended November 3, 1996, respectively. The Company expects to continue to derive a substantial portion of its revenues from the defense industry and to develop products for defense applications. As a result, the Company's sales could be materially adversely impacted by a decrease in government defense budgets because of spending cuts, general budgetary constraints or otherwise. See "Risk
Factors -- Dependence on Defense Market."

BACKLOG

     The Company's backlog of orders as of November 3, 1996 and January 31, 1996 was $131.9 million ($69.0 million commercial and $62.9 million defense) and $87.5 million ($45.1 million commercial and $42.4 million defense), respectively. The Company includes in its backlog only those orders for which it has accepted purchase orders. However, backlog is not necessarily indicative of future sales. A substantial amount of the Company's backlog can be canceled at any time without penalty, except, in most cases, for the recovery of the Company's actual committed costs and profit on work performed up to the date of cancellation. For example, the government terminated a large defense program in December 1992 for which the Company had been supplying in excess of $4.0 million of products on an annual basis. A substantial portion of the purchase orders comprising backlog at November 3, 1996 include product specifications not yet achieved by the Company. A failure to develop products meeting such specifications could lead to a cancellation of the related purchase orders. See "Risk Factors -- Customer Concentration and Exclusivity," "-- Risk of Cost Overruns and Product Non-Performance; Loss of Investment in Design and Engineering" and "-- Backlog."

SALES AND MARKETING

     The Company uses a team-based sales approach to facilitate close management by Company personnel of relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. The Company's integrated sales approach involves a team consisting of a senior executive, a business development specialist, members of the Company's engineering department and, occasionally, a local technical sales representative. In particular, the use of experienced engineering personnel as part of the sales effort enables close technical collaboration with the customer during the design and qualification phase of new communications equipment which, the Company believes, is critical to the integration of its products into its customers equipment. The Company's executive officers are also involved in all aspects of the Company's relationships with its major customers and work closely with their senior management. The Company utilizes manufacturers and sales representatives to identify opportunities.

     To date, the Company has sold its products overseas with the assistance of independent sales representatives. Sales outside of the United States represented 12%, 16% and 11% of net sales in fiscal years ended January 31, 1995 and 1996 and the nine months ended November 3, 1996, respectively. Sales outside of the United States are denominated in U.S. dollars in order to reduce the risks associated with the fluctuations of foreign currency exchange rates. The international sales do not include products sold to foreign end users by the Company's domestic OEM customers.

MANUFACTURING

     The Company assembles, tests, packages and ships products at its manufacturing facilities located in San Diego and San Jose, California. The Company believes that process expertise and discipline are key elements of successful high volume production of microwave MFMs because of the precise specifications required. Since inception, the Company has been manufacturing products for defense programs in compliance with the stringent MIL-Q-9858 specifications. The Company believes that it can readily bring to the commercial market the manufacturing quality and discipline it has demonstrated in the defense market. The Company received ISO-9001 certification from the Defense Electronics Supply Center for its microwave facilities. ISO-9001 is a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification. Although this certification is not currently required by any of its customers, REMEC believes that it will be beneficial to the acquisition of future business. To assure the highest product quality and reliability and to maximize control over the complete manufacturing cycle and costs, the Company seeks to achieve vertical integration in the manufacturing process wherever appropriate.

     Historically, the volume of the Company's production requirements in the defense markets was not sufficient to justify the widespread implementation of automated manufacturing processes. The Company anticipates that increased sales of its products to the wireless telecommunications industry will require a significant increase in the Company's manufacturing capacity. Accordingly, the Company has begun to introduce automated manufacturing techniques for product assembly and testing and is currently planning to expand its facilities.

     The Company attempts to utilize standard parts and components that are available from multiple vendors. However, certain components used in the Company's products are currently available only from single sources, and other components are available from only a limited number of sources. The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver its products to its customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Despite the risks associated with purchasing components from single sources or from a limited number of sources, the Company has made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. The Company also relies on contract manufacturers for circuit board assembly. The Company generally orders components and circuit boards from its suppliers and contract manufacturers by purchase order on an as needed basis. See "Risk Factors -- Dependence on Suppliers and Contract Manufacturers" and "-- Government Regulations."

COMPETITION

     The markets for the Company's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers who have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors who are responsible for a substantial majority of the present worldwide production of MFMs. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. The Company's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of the Company's customers. For example, innovations such as a wireless telephone system utilizing satellites instead of terrestrial base stations or a device that integrates microwave functionality could significantly reduce the potential market for the Company's products. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

RESEARCH AND DEVELOPMENT

     Research and development expenses recorded by the Company for the fiscal years ended January 31, 1994, 1995 and 1996 and for the nine month period ended November 3, 1996 were approximately $782,000, $1,028,000, $2,274,000 and
$2,288,000, respectively. The Company's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, are included in cost of sales and the related funding in net sales. The Company expects that as its commercial business expands, research and development expenses will increase in amount and as a percentage of sales.

GOVERNMENT REGULATIONS

     The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the FCC and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

     The Company is also subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

     Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or results of operation.

     The Company believes that it operates its business in material compliance with applicable government regulations.

INTELLECTUAL PROPERTY

     The Company does not presently hold a patent applicable to its products which is significant. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of November 3, 1996, the Company had a total of 981 employees, including 641 in manufacturing and operations, 169 in research, development and engineering (including 42 designers and drafters, 12 manufacturing engineers, 5 quality engineers and 110 electrical and mechanical engineers), 49 in quality assurance, 43 in sales and marketing and 79 in administration. The Company believes its future performance will depend in large part on its ability to attract and retain highly skilled employees. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppage. The Company considers its employee relations to be good.

FACILITIES

     The Company's principal administrative, engineering and manufacturing facilities are located in seven buildings aggregating approximately 181,000 square feet in San Diego, California, consisting of one 23,000 square foot facility owned by the Company and six leased facilities, pursuant to leases which expire in December 1998 and January 2000. The facilities of Magnum, the Company's wholly owned subsidiary, are located in a 31,000 square feet building in San Jose, California, under a lease which expires in January 2001. The Company believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of November 30, 1996, are as follows:

               NAME             AGE                        POSITION
    --------------------------  ---   ---------------------------------------------------
    Ronald E. Ragland(1)......   55   Chairman of the Board and Chief Executive Officer
    Errol Ekaireb.............   58   President, Chief Operating Officer and Director
    Jack A. Giles.............   54   Executive Vice President, President of REMEC
                                      Microwave and Director
    Denny Morgan..............   43   Senior Vice President, Chief Engineer and Director
    Joseph T. Lee.............   42   Executive Vice President, President of Magnum and
                                      Director
    Thomas A. George..........   41   Senior Vice President, Chief Financial Officer and
                                      Secretary
    Andre R. Horn(3)..........   68   Director
    Jeffrey M. Nash(2)(3).....   49   Director
    Gary L. Luick(3)..........   56   Director
    Thomas A. Corcoran(1)(2)..   52   Director
    William H. Gibbs(1)(2)....   53   Director

---------------

(1) Member of the Nominating Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

     Mr. Ragland was a founder of the Company and has served as Chairman of the Board and Chief Executive Officer of the Company since January 1983. Prior to joining the Company, he was General Manager of KW Engineering and held program management positions with Ford Aerospace Communications Corp., E-Systems, Inc. and United Telecommunications, Inc. Mr. Ragland was a Captain in the United States Army and holds a B.S.E.E. degree from Missouri University at Rolla and an M.S.E.E. degree from St. Louis University.

     Mr. Ekaireb has served as President and Chief Operating Officer of the Company since 1990 and a director of the Company since 1985. Mr. Ekaireb served as Vice President of the Company from 1984 to 1987 and as Executive Vice President and Chief Operating Officer from 1987 to 1990. Prior to joining the Company, he spent 23 years with Ford Aerospace Communications Corp. Mr. Ekaireb holds B.S.E.E. and B.S.M.E. degrees from West Coast University and has completed the University of California, Los Angeles Executive Program.

     Mr. Giles joined the Company in 1984. He was elected as a director in 1984, Vice President in 1985, Executive Vice President in 1987 and was elected President of REMEC Microwave in 1994. Prior to joining the Company he spent approximately 19 years with Texas Instruments in program management and marketing. Mr. Giles holds a B.S.M.E. degree from the University of Arkansas and is a graduate of Defense Systems Management College.

     Mr. Morgan was a founder of the Company and has served as Senior Vice President, Chief Engineer and a director of the Company since January 1983. Prior to joining the Company, he worked with KW Engineering, Micromega, General Dynamics Corporation and Pacific Aerosystems, Inc. Mr. Morgan holds a B.S.E.E. degree from the Massachusetts Institute of Technology and was the Four Year Chancellor's Intern Fellowship Recipient at the University of California, Los Angeles.

     Mr. Lee has been a director and Executive Vice President of the Company since September 1996. Prior to the acquisition of Magnum by the Company he was Chairman of the Board, President and Chief Executive Officer of Magnum. Mr. Lee holds a B.S.E.E. from the University of Michigan, a M.S.E.E. and an ENGINEER (Doctor of Engineering) degrees from Stanford University.

     Mr. George has served as Chief Financial Officer and Senior Vice President of the Company since 1990 and Secretary of the Company since November 1995. He served as Director of Finance of the Company from 1987 to 1988 and as Vice President, Finance from 1988 to 1990. Prior to joining the Company, he worked for International Totalizator Systems, Inc., Loral Data Systems and Coopers & Lybrand. He holds a B.S. degree from University of Southern California and is a Certified Public Accountant.

     Mr. Horn has been a director of the Company since 1988. Mr. Horn is the retired Chairman of the Board of Joy Manufacturing Company. From 1985 to 1991, Mr. Horn served as the Chairman of the Board of Needham & Company, Inc., which is serving as one of the representatives of the underwriters in the offering made hereby. He currently holds the honorary position of Chairman Emeritus of Needham & Company, Inc. Mr. Horn is a director of Western Digital Corporation, a computer equipment manufacturer, and Varco International, Inc., a manufacturer of petroleum industry equipment.

     Dr. Nash has been a director of the Company since 1988. Since August, 1995 he has been the President, Chief Executive Officer and a Director of TransTech Information Management Systems, Inc. From 1994 to 1995, Dr. Nash was Chairman, Chief Executive Officer and President of Digital Perceptions, Inc., and, from 1989 to 1994, was the Chief Executive Officer and President of Visqus as well as Conner Technology, Inc., both subsidiaries of Conner Peripherals, Inc. Dr. Nash is currently a director of Proxima Corporation, a computer equipment manufacturer, ViaSat, Inc., a manufacturer of satellite communication equipment, and Esscor, Inc., an electrical utility simulation company.

     Mr. Luick has been a director of the Company since 1994. Mr. Luick served as President and a director of GTI Corporation from 1989 through 1995 and as Chief Executive Officer of GTI Corporation from 1991 through 1995.

     Mr. Corcoran was elected a director of the Company in May, 1996. Mr. Corcoran has been the President and Chief Operating Officer of the Electronic Systems sector of Lockheed Martin Corporation since March 1995. From 1993 to 1995 Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation, and from 1983 to 1993 he held various management positions with the Aerospace segment of General Electric Company. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology and the Board of Governors of the Electronic Industries Association and a Director of the U.S. Navy Submarine League.

     Mr. Gibbs was elected a director of the Company in May, 1996. Mr. Gibbs has been the President and Chief Executive Office of DH Technology, Inc. since November 1985 and Chairman of DH Technology, Inc. since February 1987. From August 1983 to November 1985, he held various positions, including those of President and Chief Operating Officer, with Computer and Communications Technology, a supplier of rigid disc magnetic recording heads to the peripheral equipment segment of the computer industry.

     Members of the Company's Board of Directors are each elected for one year terms at the annual shareholders meeting. Officers are elected at the first Board of Directors meeting following the shareholders meeting at which directors are elected and serve at the discretion of the Board of Directors.

     The Board of Directors has a standing Compensation Committee, Audit Committee and Nominating Committee. The Compensation Committee provides recommendations to the Board concerning salaries and incentive compensation for officers of the Company and approves equity grants to the Company's officers. The Audit Committee recommends the Company's independent auditors and reviews the results of and scope of audits and other accounting-related services provided by such auditors. The Nominating Committee reviews potential candidates for service on the Board.

     The Company's outside directors receive an annual retainer fee of $5,000 for serving on the Board of Directors and receive a fee of $1,000 for each Board meeting attended plus $500 for each committee meeting attended. Board members also receive reimbursement for their reasonable travel expenses in attending Board and committee meetings.

     In May 1996, the Company adopted, subject to shareholder approval, the 1996 Nonemployee Directors Stock Option Plan ("Directors Plan"). Under the Directors Plan, each nonemployee director of the Company, upon such director's first election to the Board, is entitled to receive an automatic nondiscretionary grant of a nonqualified stock option ("NQO") to purchase 10,000 shares of Common Stock ("Initial Grant"). In addition, on May 29, 1996 and on the first date of May each year thereafter, each director (other than a director who received an Initial Grant on that date or in the previous months) is entitled to receive an NQO to purchase 3,500 shares of Common Stock ("Annual Grant"). The exercise price of the NQOs granted under the Directors Plan is equal to the fair market value of such shares on the date of grant. Each NQO granted under the Directors Plan has a term of four and one half years. The Initial Grant becomes exercisable with respect to 30% of the shares covered thereby on the first anniversary of grant, 30% on the second anniversary of grant and 40% on the third anniversary of grant. The Annual Grants become exercisable daily beginning on the day after the date of grant so that 30% of the shares covered thereby are exercisable on the first anniversary of grant, 30% on the second anniversary of grant and 40% on the third anniversary of grant. See "Benefit Plans."

     Compensation Committee Interlocks and Insider Participation. The Compensation Committee of the Company consists of Messrs. Corcoran, Gibbs and Nash. During the fiscal year ended January 31, 1996, no executive officer of the Company served on the board of directors or compensation committee of another company that had an executive officer serving on the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation received by the Chief Executive Officer and the five other most highly paid executive officers of the Company for the fiscal years ended January 31, 1995 and 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                                 FISCAL   -------------------------       ALL OTHER
          NAME AND PRINCIPAL POSITION             YEAR    SALARY($)(1)     BONUS($)   COMPENSATION($)(2)
-----------------------------------------------  ------   ------------     --------   ------------------
Ronald E. Ragland..............................   1996      $266,667       $82,000         $ 11,242(3)
  Chairman of the Board and Chief Executive       1995       242,497        78,697           11,635(3)
  Officer
Errol Ekaireb..................................   1996       214,167        82,000           12,099(4)
  President and Chief Operating Officer           1995       200,000        78,697            9,200
Jack A. Giles..................................   1996       198,333        82,000           10,723(5)
  Executive Vice President                        1995       184,833        78,697            9,648(5)
Joseph T. Lee..................................   1996       160,000       298,738            2,310(6)
  Executive Vice President                        1995       165,000            --            2,310(6)
Denny Morgan...................................   1996       135,834        32,000              722(7)
  Senior Vice President                           1995       127,000        20,000              216(7)
Thomas A. George...............................   1996       125,042        24,000              200
  Senior Vice President, Chief Financial          1995       112,000        15,000              200
  Officer and Secretary

---------------
 (1) Includes amounts deferred at the option of the officer pursuant to REMEC's deferred compensation plan for employee directors.
 (2) Includes an automobile allowance in the amount of $9,000 for all Named Executive Officers other than Mr. Morgan and Mr. George and a $200 contribution to the REMEC 401(k) plan for all Named Executive Officers.
 (3) Includes $2,042 in life insurance premiums for 1996 and $2,435 in life insurance premiums for 1995.
 (4) Includes $2,899 in life insurance premiums for 1996.
 (5) Includes $1,523 in life insurance premiums for 1996 and $448 in life insurance premiums for 1997.
 (6) Consists of contributions to Magnum 401(k) plan.
 (7) Includes $522 in life insurance premiums for 1996 and $16 in life insurance premiums for 1995.

     The Company did not grant any stock options or stock appreciation rights to the Named Executive Officers in the fiscal year ended January 31, 1996. No Named Executive Officer held any stock options on January 31, 1996. The following table sets forth certain information regarding the value of options exercised by the Named Executive Officers during the fiscal year ended January 31, 1996.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR

                                                                      SHARES ACQUIRED      VALUE
                                NAME                                  ON EXERCISE(#)    REALIZED($)
--------------------------------------------------------------------  ---------------   -----------
Ronald E. Ragland...................................................          --              --
Errol Ekaireb.......................................................          --              --
Jack A. Giles.......................................................          --              --
Denny Morgan........................................................          --              --
Thomas A. George....................................................       1,250           5,000(1)

---------------
(1) Value realized is the difference between the exercise price of $4.00 per share and the estimated fair market value of the Common Stock issuable upon option exercise at the end of the fiscal year ($8.00 per share).

     In connection with the acquisition of Magnum, the Company entered into an employment agreement with Joseph Lee which terminates on March 31, 1998. Under this agreement, Mr. Lee is entitled to a base salary of $200,000 per year with bonuses and fringe benefits equivalent to the three other most senior officers of the Company. Mr. Lee also was granted an option under the Equity Incentive Plan to purchase 30,000 shares of the Company's Common Stock at an exercise price of $15 1/8. In addition, Mr. Lee entered into a non-competition agreement pursuant to which he received a lump-sum payment of $50,000.

BENEFIT PLANS

     Equity Incentive Plan. As of November 3, 1996, a total of 750,000 shares of Common Stock were reserved for issuance under the Company's Equity Incentive Plan (the "Equity Incentive Plan"), including 380,500 shares issuable upon exercise of outstanding options. The Equity Incentive Plan provides for grants of options, restricted stock, stock purchase rights and performance shares to directors, key employees of the Company, including executive officers, and consultants. Options granted under the Equity Incentive Plan may be incentive stock options or nonqualified stock options. The option price per share for an incentive stock option may not be less than 100% of the fair market value of a share of Common Stock on the grant date or not less than 110% of such fair market value in the case of grants made to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock. The option price per share for a nonqualified stock option may not be less than 85% of the fair market value of a share of Common Stock on the grant date. Restricted stock awards under the Equity Incentive Plan consist of shares of Common Stock subject to transfer restrictions. Generally, the transfer restrictions on the shares of Common Stock lapse over a period of not more than ten years and may be accelerated or waived by the Board of Directors. Stock purchase rights awarded under the Equity Incentive Plan consist of a grant to purchase shares of Common Stock at a purchase price of not less than 85% of the fair market value of the Common Stock on the date of grant and are generally exercisable for a period of up to 30 days after the grant date. Performance share awards consist of shares of Common Stock granted upon attainment of performance criteria during a specified performance period. The Board of Directors determines the performance targets and the performance period.

     Employee Stock Purchase Plan. A total of 250,000 shares of the Common Stock has been reserved for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"), 161,672 shares of which have been issued as of November 3, 1996. The Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions during offering periods of up to 24 months. Offering periods generally will begin on the first trading day of each February, May, August and November. The price at which stock is purchased under the Purchase Plan equals 85% of the fair market value of Common Stock on the first or last day of the offering period, whichever is lower.

     1996 Nonemployee Directors Stock Option Plan. The Board adopted on May 29, 1996, subject to shareholder approval, the 1996 Nonemployee Directors Stock Option Plan (the "Directors Plan"). A total of 200,000 shares of Common Stock are reserved for issuance upon exercise of NQOs granted thereunder. Under the Directors Plan, each nonemployee director of the Company, upon such director's first election to the Board, is entitled to receive an automatic nondiscretionary grant of a nonqualified stock option ("NQO") to purchase 10,000 shares of Common Stock ("Initial Grant"). In addition, on May 29, 1996 and on the first date of May each year thereafter, each director (other than a director who received an Initial Grant on that date or in the previous months) is entitled to receive an NQO to purchase 3,500 shares of Common Stock ("Annual Grant"). The exercise price of the NQOs granted under the Directors Plan is equal to the fair market value of such shares on the date of grant. Each NQO granted under the Directors Plan has a term of four and one half years. The Initial Grant becomes exercisable with respect to 30% of the shares covered thereby on the first anniversary of grant, 30% on the second anniversary of grant and 40% on the third anniversary of grant. The Annual Grants become exercisable daily beginning on the day after the date of grant so that 30% of the shares covered thereby are exercisable on the first anniversary of grant, 30% on the second anniversary of grant and 40% on the third anniversary of grant.

     Magnum 1990 Stock Option Plan. As of November 3, 1996, a total of 6,551 shares of the Company's Common Stock has been reserved for issuance under the Magnum Microwave 1990 Employee Stock Option Plan. No shares of the Company's Common Stock have been issued under this plan. This plan provides for the grant of options to purchase shares of the Company's authorized but unissued Common Stock to selected employees, directors, consultants and others who may be expected to contribute to the success of Magnum. Options granted under this plan may be incentive stock options or nonqualified stock options. The purchase price of the Common Stock underlying each option must not be less than 100% of the fair market value of the stock at the time of the grant of the options. The term of each option must be no more than 10 years from the date of grant, and is subject to earlier termination on certain conditions.

     Other Option Issuances. As of November 3, 1996, 94,825 shares of Common Stock were issuable upon exercise of options issued under the Company's Incentive Stock Option Plan III, 6,551 shares of Common Stock were issuable upon exercise of options issued under the Magnum Microwave Corporation 1990 Employee Stock Option Plan.

     401(k) Profit Sharing Plan. The Company has adopted a tax-qualified employee savings and profit sharing plan (the "401(k) Plan") covering substantially all of the Company's employees, including officers, after one year of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the annual limit prescribed by law ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional cash contributions to the 401(k) Plan by the Company. Such Company contributions are allocated either in proportion to each participant's eligible compensation or as a designated percentage of each participant's elective contribution, up to a $400 "matching" contribution per year. Such Company contributions allocated to a participant vest at the rate of 50% per year of service. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under section 401(a) and (k) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on the contributions, are not taxable to employees until distributed following termination of employment, and so that the contributions are currently deductible by the Company for income tax purposes.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following sets forth certain information regarding the beneficial ownership of the Common Stock as of November 3, 1996, and as adjusted to reflect the sale of the shares offered by this Prospectus (i) by each of the Company's directors and each of the Named Executive Officers, (ii) by all directors and executive officers as a group, (iii) by each person who is known by the Company to own beneficially more than 5% of the Common Stock, and (iv) by the Selling
Shareholders:

                                               SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                  OWNED PRIOR TO                        OWNED AFTER
                                                   OFFERING(1)          NUMBER          OFFERING(1)
                                              ----------------------   OF SHARES   ----------------------
                                               NUMBER     PERCENT(2)    OFFERED     NUMBER     PERCENT(2)
                                              ---------   ----------   ---------   ---------   ----------
Ronald E. Ragland(3)........................  1,052,500      11.7       210,148      842,352       7.8
Joseph T. Lee(4)............................    509,783       5.7       101,786      407,997       3.8
Denny Morgan(5).............................    344,625       3.8        68,810      275,815       2.6
Jack A. Giles(6)............................    240,800       2.7        48,080      192,720       1.8
Errol Ekaireb...............................    148,787       1.7        29,708      119,079       1.1
Gary L. Luick(7)............................      3,875      *                         3,875      *
Andre R. Horn(8)............................     13,375      *            2,496       10,879      *
Jeffrey M. Nash(8)..........................     43,375      *            8,486       34,889      *
Thomas A. Corcoran..........................      6,000      *            1,198        4,802      *
Thomas A. George............................      7,072      *            1,412        5,660      *
William H. Gibbs............................         --
Jerry Collum................................    123,434       1.4         2,000      121,434       1.1
Herb Koga...................................     26,973      *            1,500       25,473      *
Michael McDonald............................     67,962      *            6,000       61,962      *
Michael Streitmatter........................     92,033       1.0        18,376       73,657      *
All directors and executive officers as a
  group (11 persons)(9).....................  2,370,192      26.3       472,124    1,898,068      17.6

---------------

  * Less than one percent of the outstanding shares of Common Stock.
(1) Assumes no exercise of the Underwriters' over-allotment option. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.
(2) Applicable percentage of ownership prior to offering for each shareholder is based on 9,014,342 shares of Common Stock outstanding as of November 3, 1996, together with applicable options for such shareholders. Applicable percentage of ownership after offering for each shareholder is based on 10,764,342 shares of Common Stock, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares. Shares of Common Stock subject to outstanding options are deemed outstanding for computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(3) Includes 10,000 shares held by Mr. Ragland's minor children and 2,500 shares held by Mr. Ragland's spouse. Mr. Ragland's address is 9404 Chesapeake Drive, San Diego, California 92123.
(4) Mr. Lee's address is 1990 Concourse Drive, San Jose, California 95131.
(5) All shares beneficially owned by Mr. Morgan are held in the Morgan Trust, of which Mr. Morgan and his spouse act as co-trustees.
(6) Includes 7,750 shares held by Mr. Giles' spouse.
(7) Issuable upon exercise of outstanding options that are exercisable on or before March 31, 1997.
(8) Includes 875 shares issuable upon exercise of outstanding options that are exercisable on or before March 31, 1997.
(9) Includes 5,625 shares issuable upon exercise of outstanding options that are exercisable on or before March 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of November 3, 1996, there were 9,014,342 shares of Common Stock outstanding held of record with approximately 560 shareholders of record.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders of the Company. Additionally, cumulative voting is permitted in connection with the election of directors so long as at least one shareholder has given notice at the meeting prior to the voting of that shareholder's intention to cumulate votes. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to a ratable distribution of any dividends that may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any outstanding preferred stock. The Common Stock has no preemptive, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which the Company may designate and issue in the future. See "Dividend Policy."

PREFERRED STOCK

     The Board of Directors is authorized, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series.

     The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the affect of decreasing the market price of the Common Stock. As of the closing of the offering, no shares of preferred stock will be outstanding, and the Company currently has no plans to issue any shares of preferred stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have outstanding 10,764,342 shares of Common Stock. Of these shares, the 2,250,000 shares sold in the offering (plus any shares issued upon exercise of the Underwriters' overallotment option) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Of the remaining 8,514,342 shares, holders of 2,174,969 shares, including all officers and directors (except for two directors who only own options to purchase an aggregate of 7,225 shares of Common Stock that are exercisable prior to July 29, 1997), have entered into contractual "lock-up" agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock or any securities exercisable for or convertible into Common Stock owned by them for a period of 180 days after the date of the offering without the prior written consent of Needham & Company, Inc. The 6,339,373 shares outstanding prior to the offering that are not subject to lock-up agreements are not held by the affiliates of the Company and may be freely sold after the offering. Pursuant to Rule 144, affiliates may not sell in any three-month period a number of shares exceeding the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 107,643 shares immediately after the offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     No predictions can be made as to the effect, if any, that market sales of shares of Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc., A.G. Edwards & Sons, Inc. and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and Selling Shareholders, and the Company and Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                                   NUMBER OF
                                      NAME                                           SHARES
---------------------------------------------------------------------------------  ----------
Needham & Company, Inc...........................................................
A.G. Edwards & Sons, Inc.........................................................
Oppenheimer & Co., Inc...........................................................

                                                                                   ----------
          Total..................................................................   2,250,000
                                                                                   ==========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of
$          per share, of which $          may be reallowed to other dealers.
After the offering to the public, the offering price and other selling terms may be changed by the Representatives. No such reduction shall change the amount of the proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

     The Company and certain Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 337,500 shares of Common Stock at the same price per share as the Company receives for the 2,250,000 shares that the Underwriters have agreed to purchase. Of the 337,500 shares the first 250,000 shares will be sold by Selling Shareholders and up to 87,500 shares will be sold by the Company. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter, as shown in the above table, bears to the total shown.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Company and the Underwriters and the Selling Shareholders against certain civil liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

     Pursuant to the terms of lock-up agreements all officers, directors (except for two directors who only own options to purchase an aggregate of 7,225 shares of Common Stock that are exercisable prior to July 29, 1997) and Selling Shareholders have agreed with the Representatives not to sell, otherwise dispose of, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock or any substantially similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Needham & Company, Inc. The Company has agreed, with certain limited exceptions, not to sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock or any substantially similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Needham & Company, Inc., except that the Company may issue securities pursuant to the Incentive Stock Option Plan III, Magnum Microwave Corporation 1990 Employee Stock Option Plan, 1996 Nonemployee Directors Stock Option Plan, Equity Incentive Plan and the Purchase Plan, and upon the exercise of outstanding stock options or purchase rights under such plans. See "Shares Eligible for Future Sale."

     The Underwriters will not make sales to accounts over which they exercise discretionary authority (i) in excess of 5% of the number of shares of Common Stock offered hereby, and (ii) unless they obtain specific written consent of the customer.

     In connection with the offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during a period before the commencement of offers of sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, San Diego, California.

                                    EXPERTS

     The financial statements of REMEC at January 31, 1995 and 1996 and for each of the years in the three-year period ended January 31, 1996 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act. In accordance therewith, the Company files proxy statements, annual reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such material concerning the Company is available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10008 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1993, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission at its principal office in Washington, D.C. after payment of fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
REMEC, INC.
  Report of Ernst & Young LLP, Independent Auditors...................................   F-2
  Consolidated Balance Sheets at January 31, 1995 and 1996 and November 3, 1996.......   F-3
  Consolidated Statements of Income for the years ended January 31, 1994, 1995 and
     1996 and the nine months ended October 22, 1995 and November 3, 1996.............   F-4
  Consolidated Statements of Shareholders' Equity as of January 31, 1994, 1995, and
     1996 and the nine months ended November 3, 1996..................................   F-5
  Consolidated Statements of Cash Flows for the years ended January 31, 1994, 1995 and
     1996 and for the nine months ended October 22, 1995 and November 3, 1996.........   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
REMEC, Inc.

We have audited the accompanying consolidated balance sheets of REMEC, Inc. as of January 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of REMEC, Inc. at January 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

                                          ERNST & YOUNG LLP

San Diego, California
February 29, 1996,
except for the first paragraph of Note 2, as to which the date is August 26, 1996

                                  REMEC, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              JANUARY 31,
                                                      ---------------------------     NOVEMBER 3,
                                                         1995            1996            1996
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 1,754,929     $ 1,326,292     $ 6,513,399
  Short-term investments............................      953,657       1,482,548              --
  Accounts receivable, net..........................    5,338,149       5,385,500      11,953,527
  Inventories, net..................................   10,669,352      12,223,871      16,473,955
  Deferred income taxes.............................      931,844       1,669,314       1,670,114
  Prepaid expenses and other current asses..........      254,444         218,911         610,924
                                                      -----------     -----------     -----------
     Total current assets...........................   19,902,375      22,306,436      37,221,919
Long-term investments...............................      500,941              --              --
Property, plant and equipment, net..................    7,294,191       9,026,482      11,887,806
Deferred offering costs.............................           --       1,108,424              --
Intangible and other assets.........................    1,492,971       1,298,029       4,906,071
                                                      -----------     -----------     -----------
                                                      $29,190,478     $33,739,371     $54,015,796
                                                      ===========     ===========     ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank revolving term loan and line-of credit.......  $   175,610     $        --     $        --
  Accounts payable..................................    2,014,266       3,301,216       4,457,635
  Accrued salaries, benefits and related taxes......    3,242,908       3,956,951       3,458,634
  Income taxes payable..............................      745,679       1,144,943       1,048,508
  Accrued expenses..................................    1,576,177       1,550,811       2,293,435
  Current portion of notes payable..................      154,353         440,838              --
                                                      -----------     -----------     -----------
     Total current liabilities......................    7,908,993      10,394,759      11,258,212
Deferred rent.......................................      578,824         420,628         301,981
Deferred income taxes...............................      824,000         930,000         936,124
Bank revolving term loan and line-of-credit, less
  current portion...................................      724,390       1,900,000              --
Notes payable, less current portion.................      440,838              --              --
Commitments
Shareholders' equity:
  Convertible preferred shares -- $.01 par value,
     718,607 shares authorized; 718,607 shares
     issued and outstanding (none at November 3,
     1996 -- unaudited); aggregate liquidation
     preference of $6,000,000.......................        7,186           7,186              --
  Common shares -- $.01 par value, 40,000,000 shares
     authorized; issued and outstanding
     shares -- 5,528,183 and 5,361,956 at January
     31, 1995 and 1996, respectively (9,014,342 at
     November 3, 1996 -- unaudited).................       55,282          53,620          90,143
  Paid-in capital...................................   12,596,205      11,876,824      30,192,869
  Retained earnings.................................    6,054,760       8,156,354      11,236,467
                                                      -----------     -----------     -----------
          Total shareholders' equity................   18,713,433      20,093,984      41,519,479
                                                      -----------     -----------     -----------
                                                      $29,190,478     $33,739,371     $54,015,796
                                                      ===========     ===========     ===========

                            See accompanying notes.

                                  REMEC, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                      YEARS ENDED JANUARY 31,                    NINE MONTHS ENDED
                              ---------------------------------------   -----------------------------------
                                 1994          1995          1996       OCTOBER 22, 1995   NOVEMBER 3, 1996
                              -----------   -----------   -----------   ----------------   ----------------
                                                                                    (UNAUDITED)
Net sales...................  $46,577,310   $57,553,458   $62,144,707     $ 45,565,484       $ 62,461,159
Cost of sales...............   33,196,118    42,706,883    46,597,521       34,256,020         46,805,491
                              -----------   -----------   -----------      -----------        -----------
     Gross profit...........   13,381,192    14,846,575    15,547,186       11,309,464         15,655,668
Operating expenses:
  Selling, general and
     administrative.........    7,256,393     9,244,258     9,582,819        7,135,158          8,233,536
  Research and
     development............      781,965     1,028,476     2,273,902        1,444,807          2,287,914
                              -----------   -----------   -----------      -----------        -----------
                                8,038,358    10,272,734    11,856,721        8,579,965         10,521,450
                              -----------   -----------   -----------      -----------        -----------
     Income from
       operations...........    5,342,834     4,573,841     3,690,465        2,729,499          5,134,218
Interest (income) expense...      (38,600)      298,441        35,172           47,699           (247,983)
                              -----------   -----------   -----------      -----------        -----------
     Income before provision
       for income taxes.....    5,381,434     4,275,400     3,655,293        2,681,800          5,382,201
Provision for income
  taxes.....................    1,836,240     1,743,471     1,498,899        1,135,848          2,166,816
                              -----------   -----------   -----------      -----------        -----------
     Net income.............  $ 3,545,194   $ 2,531,929   $ 2,156,394     $  1,545,952       $  3,215,385
                              ===========   ===========   ===========      ===========        ===========
Net income per share........  $      0.52   $      0.38   $      0.32     $       0.23       $       0.36
                              ===========   ===========   ===========      ===========        ===========
Shares used in per share
  calculations..............    6,851,737     6,667,018     6,639,215        6,663,652          8,982,908
                              ===========   ===========   ===========      ===========        ===========

                            See accompanying notes.

                                  REMEC, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  CONVERTIBLE
                                PREFERRED SHARES       COMMON SHARES
                               ------------------   -------------------     PAID-IN      RETAINED
                                SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL      EARNINGS        TOTAL
                               --------   -------   ---------   -------   -----------   -----------   -----------
Balance at January 31,
  1993.......................   718,607   $ 7,186   5,710,464   $57,105   $13,441,293   $    86,966   $13,592,550
  Issuance of common
    shares...................        --        --      25,000       250        99,750            --       100,000
  Issuance of common shares
    upon exercise of stock
    options..................        --        --       1,878        19           981            --         1,000
  Repurchase of common
    shares...................        --        --      (7,827)      (78)      (26,589)           --       (26,667)
  Cash dividends.............        --        --          --        --            --       (54,540)      (54,540)
  Net income.................        --        --          --        --            --     3,545,194     3,545,194
                               --------   -------   ---------   -------    ----------    ----------   -----------
  Balance at January 31,
    1994.....................   718,607     7,186   5,729,515    57,296    13,515,435     3,577,620    17,157,537
  Issuance of common shares
    upon exercise of stock
    options..................        --        --       6,262        62         7,048            --         7,110
  Repurchase of common
    shares...................        --        --    (207,594)   (2,076)     (926,278)           --      (928,354)
  Cash dividends.............        --        --          --        --            --       (54,789)      (54,789)
  Net income.................        --        --          --        --            --     2,531,929     2,531,929
                               --------   -------   ---------   -------    ----------    ----------   -----------
Balance at January 31,
  1995.......................   718,607     7,186   5,528,183    55,282    12,596,205     6,054,760    18,713,433
  Issuance of common shares
    upon exercise of stock
    options..................        --        --      18,910       189        67,271            --        67,460
  Repurchase of common
    shares...................        --        --    (185,137)   (1,851)     (786,652)           --      (788,503)
  Cash dividends.............        --        --          --        --            --       (54,800)      (54,800)
  Net income.................        --        --          --        --            --     2,156,394     2,156,394
                               --------   -------   ---------   -------    ----------    ----------   -----------
Balance at January 31,
  1996.......................   718,607     7,186   5,361,956    53,620    11,876,824     8,156,354    20,093,984
  Issuance of common shares
    in initial public
    offering (unaudited).....        --        --   2,264,893    22,649    15,626,560            --    15,649,209
  Conversion of preferred
    shares (unaudited).......  (718,607)   (7,186)  1,077,909    10,779        (3,593)           --            --
  Issuance of common shares
    under employee stock
    purchase plan
    (unaudited)..............        --        --     161,672     1,616     1,149,682            --     1,151,298
  Issuance of common shares
    upon exercise of stock
    options (unaudited)......        --        --      16,075       161        64,139            --        64,300
  Issuance of common shares
    for cash (unaudited).....        --        --     131,837     1,318     1,479,257            --     1,480,575
  Net income (unaudited).....        --        --          --        --            --     3,215,385     3,215,385
  Elimination of Magnum
    activity for the
    duplicated two months
    ended March 31, 1996
    (unaudited)..............        --        --          --        --            --      (135,272)     (135,272)
                               --------   -------   ---------   -------    ----------    ----------   -----------
Balance at November 3, 1996
  (unaudited)................        --   $    --   9,014,342   $90,143   $30,192,869   $11,236,467   $41,519,479
                               ========   =======   =========   =======    ==========    ==========   ===========

                            See accompanying notes.

                                  REMEC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    NINE MONTHS ENDED
                                                             YEARS ENDED JANUARY 31,            -------------------------
                                                     ----------------------------------------   OCTOBER 22,   NOVEMBER 3,
                                                        1994          1995           1996          1995          1996
                                                     -----------   -----------   ------------   -----------   -----------
                                                                                                       (UNAUDITED)
Operating activities:
  Net income........................................ $ 3,545,194   $ 2,531,929   $  2,156,394   $ 1,545,952   $ 3,215,385
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
    Depreciation and amortization...................   1,654,076     1,941,520      2,012,794     1,488,301     2,060,213
    Deferred income taxes...........................    (621,322)      810,558       (631,470)           --            --
    Changes in operating assets and liabilities:
      Accounts receivable...........................     884,006      (293,626)       (47,351)   (2,917,742)   (5,916,505)
      Inventories...................................     669,103       263,824     (1,554,519)    1,041,495    (3,303,104)
      Prepaid expenses and other current
         assets.....................................     (79,832)        6,194         56,513        12,810      (402,878)
      Accounts payable..............................    (319,731)      126,137      1,286,950       609,316       598,802
      Accrued expenses, income taxes payable and
         deferred rent..............................     869,068      (775,201)       929,745       403,159         1,961
                                                      ----------   -----------   ------------   ------------  ------------
         Net cash provided (used) by operating
           activities...............................   6,600,562     4,611,335      4,209,056     2,183,291    (3,746,126)
Investing activities:
  Additions to property, plant and equipment........  (1,785,380)   (1,476,654)    (3,571,123)   (2,051,635)   (4,954,220)
  Payment for purchase of RF Microsystems, net of
    $60,337 cash acquired...........................          --            --             --            --    (4,011,735)
  Payment for purchase of Humphrey, net of $75,257
    cash acquired...................................  (7,610,093)           --             --            --            --
  Purchase of short term investments................          --    (1,454,598)      (981,607)     (981,607)
  Sale of short term investments....................          --            --        953,657       953,657     1,482,565
  Other assets......................................      (6,999)      (22,053)            --        20,964      (136,225)
                                                      ----------   -----------   ------------   ------------  ------------
         Net cash used by investing activities......  (9,402,472)   (2,953,305)    (3,599,073)   (2,058,621)   (7,619,615)
Financing activities:
  Proceeds from bank revolving term loan,
    line-of-credit and long-term debt...............   5,000,000    11,102,000     14,600,000    10,150,000            --
  Repayments on bank revolving term loan,
    line-of-credit and long-term debt...............  (1,895,954)  (13,700,397)   (13,754,353)   (9,454,353)   (2,867,399)
  Repurchase of common stock........................     (26,667)     (928,354)      (788,503)           --            --
  Proceeds from sale of common stock................     101,000         7,110         67,460        63,340    18,345,382
  Deferred offering costs...........................          --            --     (1,108,424)           --     1,108,424
  Cash dividends....................................     (54,540)      (54,789)       (54,800)      (54,800)           --
                                                      ----------   -----------   ------------   ------------  ------------
         Net cash provided (used) by financing
           activities...............................   3,123,839    (3,574,430)    (1,038,620)      704,187    16,586,407
                                                      ----------   -----------   ------------   ------------  ------------
Increase (decrease) in cash and cash equivalents....     321,929    (1,916,400)      (428,637)      828,857     5,220,666
Cash and cash equivalents at beginning of period....   3,349,400     3,671,329      1,754,929     1,754,929     1,326,292
Elimination of Magnum's net cash activities for the
  duplicated two months ended March 31, 1996........          --            --             --            --       (33,559)
                                                      ----------   -----------   ------------   ------------  ------------
Cash and cash equivalents at end of period.......... $ 3,671,329   $ 1,754,929   $  1,326,292   $ 2,583,786   $ 6,513,399
                                                      ==========   ===========   ============   ============  ============
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest........................................ $     1,050   $   397,650   $    175,839   $   157,099   $    21,986
                                                      ==========   ===========   ============   ============  ============
    Income taxes.................................... $ 1,989,500   $ 1,307,955   $  1,713,105   $ 2,084,105   $ 1,611,453
                                                      ==========   ===========   ============   ============  ============

                            See accompanying notes.

                                  REMEC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Business

     REMEC, Inc. (the "Company") was incorporated in the State of California in January 1983. The Company is engaged in a single business segment consisting of the research, design, development and manufacture of microwave and radio frequency (RF) components and subsystems and precision instruments for control and measurement systems. Historically, substantially all of the Company's sales have been to prime contractors to various agencies of the U.S. Department of Defense and to foreign governments. In May 1995 the Company incorporated REMEC Wireless, Inc. (a wholly owned subsidiary) to research, design, develop and manufacture products based on microwave technologies for commercial customers. In fiscal 1997, the Company acquired Magnum Microwave Corporation, a manufacturer of microwave components and subsystems, and RF Microsystems, Inc., a satellite communication engineering company.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Humphrey, Inc., REMEC Wireless, Inc., RF Microsystems, Inc. and Magnum Microwave Corporation. All intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of six months or less at the date of acquisition to be cash equivalents. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

     The Company has adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Statement No. 115 requires companies to record certain debt and equity security investments at market value.

  Concentration of Credit Risk

     Accounts receivable are principally from U.S. government contractors, companies in foreign countries and domestic customers in the telecommunications industry. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company performs periodic credit evaluations of its customers and maintains reserves for potential credit losses.

  Inventory

     Inventories are stated at the lower of average cost or market. In accordance with industry practice, the Company has adopted a policy of capitalizing general and administrative costs as a component of the cost of government contract related inventories to achieve a better matching of costs with the related revenues.

  Progress Payments

     Progress payments received from customers are offset against inventories associated with the contracts for which the payments were received.

                                  REMEC, INC.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease period.

  Intangible Assets

     Intangible assets in the accompanying balance sheets consist of goodwill and a covenant not-to-compete recorded in connection with the acquisition of Humphrey, Inc. and RF Microsystems, Inc. (see Note 2). These assets are being amortized using the straight-line method over ten and fifteen years, respectively. Amortization expense related to the intangible assets totaled $173,962 for both fiscal 1995 and 1996.

     In March 1995 the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recognized for long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. Adoption of Statement No. 121 on February 1, 1996 did not have a significant impact on the Company's financial position or results of operations.

  Revenue Recognition

     Revenues on fixed-price long-term and commercial contracts are recognized using the units of delivery method. Revenues associated with the performance of non-recurring engineering and development contracts are recognized when earned under the terms of the related contract. Prospective losses on long-term contracts are recorded in the period when such losses are known. Loss provisions are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs and contract terms.

  Research and Development

     Research and development costs incurred by the Company are expensed in the period incurred.

  Net Income Per Share

     Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during each period using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common and common equivalent shares issued during the twelve-month period prior to the initial public offering (See Note 9) have been included in the calculations as if they were outstanding for all periods presented using the treasury stock method. In addition, the calculation of the number of shares used in computing net income per share also includes convertible preferred stock, which converted into 1,077,909 common shares upon the closing of the initial public offering, as if they were converted into common shares as of their original dates of issuance. The calculation of net income per share reflects the historical information for both REMEC and Magnum after adjusting the Magnum information to reflect the conversion of Magnum common shares into REMEC shares as stipulated in the acquisition agreement between REMEC and Magnum (See Note 2).

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                  REMEC, INC.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectability of accounts receivable, the usage and recoverability of inventories and long-lived assets and the incurrence of losses on long term contracts and warranty costs. Actual results could differ from those estimates.

  Interim Financial Information

     The accompanying consolidated financial statements and related notes for the nine month periods ended October 22, 1995 and November 3, 1996 are unaudited but include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for these interim periods. The results of operations for the nine months ended November 3, 1996 are not necessarily indicative of operating results to be expected for the full fiscal year.

     The Company's fiscal quarters end on Sundays with its fiscal year ending on January 31. Interim quarters approximate 90 days, to accommodate the January 31 fiscal year end.

2.  ACQUISITIONS

  Magnum Microwave Corporation ("Magnum")

     On August 26, 1996, the Company issued 1,081,486 shares of its common stock in exchange for all of the outstanding shares of common stock of Magnum, a manufacturer of microwave components and subsystems. Immediately prior to the acquisition, Magnum issued 131,458 equivalent shares of stock for cash of approximately $1,500,000. The acquisition of Magnum was accounted for as a pooling of interests. Therefore, the Company's consolidated financial statements for all periods prior to the acquisition of Magnum have been restated to include the financial position, results of operations, and cash flows of Magnum.

     Prior to the combination, Magnum's fiscal year ended on the Friday closest to March 31. In recording the business combination, Magnum's financial statements for the fiscal years ended April 1, 1994, March 31, 1995 and March 29, 1996 were combined with REMEC's for the fiscal years ended January 31, 1994, 1995 and 1996, respectively. Magnum's statement of income and cash flows for the nine months ended December 29, 1995 was combined with REMEC's for the nine months ended October 22, 1995. Magnum's financial statements for the nine months ended November 3, 1996 were combined with REMEC's for the same period.

     Consolidated operating results and the net change in consolidated cash and cash equivalents for the nine months period ended November 3, 1996 include Magnum's results of operations and change in cash flows for the two months ended March 31, 1996. Magnum's net sales and net income for the two month period ended March 31, 1996 were $1,743,000 and $135,000, respectively. Included in general and administrative expenses in the consolidated statement of income for the interim period ended November 3, 1996 are costs of $424,000 related to the acquisition of Magnum.

                                  REMEC, INC.

     Net sales and net income reported by REMEC and Magnum for periods prior to the acquisition are as follows:

                                                                               NINE
                                                                              MONTHS      SIX MONTHS
                                          YEARS ENDED JANUARY 31,              ENDED         ENDED
                                  ---------------------------------------   OCTOBER 22,    AUGUST 4,
                                     1994          1995          1996          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Net sales:
  Remec.........................  $35,278,514   $46,296,959   $52,784,385   $38,617,569   $34,771,300
  Magnum........................   11,298,796    11,256,499     9,360,322     6,947,915     5,224,187
                                  -----------   -----------   -----------   -----------   -----------
          Total.................  $46,577,310   $57,553,458   $62,144,707   $45,565,484   $39,995,487
                                   ==========    ==========    ==========    ==========    ==========
Net income:
  Remec.........................  $ 1,918,183   $ 1,427,925   $ 1,480,744   $ 1,054,021   $ 1,465,447
  Magnum........................    1,627,011     1,104,004       675,650       491,931       374,146
                                  -----------   -----------   -----------   -----------   -----------
          Total.................  $ 3,545,194   $ 2,531,929   $ 2,156,394   $ 1,545,952   $ 1,839,593
                                   ==========    ==========    ==========    ==========    ==========

  RF Microsystems, Inc. ("RFM")

     Effective April 30, 1996, the Company acquired all of the outstanding common stock of RFM and certain other assets in exchange for cash consideration of approximately $4,066,000. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of Accounting Principles Board Opinion No. 16. The estimated excess of the purchase price over the net assets acquired of $3,559,000 is being carried as intangible assets, and will be amortized over an estimated life of 15 years. The Company's consolidated financial statements include the results of RFM from April 30, 1996.

     A summary of the RFM acquisition costs and an allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

    Total acquisition cost:
      Cash paid.............................................................  $ 3,933,000
      Payment of acquisition related expenses...............................      133,000
                                                                              -----------
                                                                              $ 4,066,000
                                                                              ===========
    Allocated as follows:
      Current assets........................................................  $ 1,622,000
      Machinery and equipment...............................................      320,000
      Acquired intangibles..................................................    3,559,000
      Liabilities assumed...................................................   (1,435,000)
                                                                              -----------
                                                                              $ 4,066,000
                                                                              ===========

                                  REMEC, INC.

     Assuming that the acquisition of RFM had occured on the first day of the Company's fiscal year-ended January 31, 1996, pro forma condensed consolidated results of operations would be as follows:

                        PRO FORMA RESULTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                   YEAR ENDED      NINE MONTHS ENDED
                                                                JANUARY 31, 1996   NOVEMBER 3, 1996
                                                                ----------------   -----------------
Net Sales.....................................................      $ 70,216            $64,426
Net Income....................................................         1,941              3,174
Net Income Per Share..........................................      $   0.29            $  0.35

  Humphrey, Inc. ("Humphrey")

     Effective January 31, 1994, the Company acquired the outstanding stock of Humphrey, a company engaged in the development and manufacture of precision instruments for control and measurement systems. The acquisition was accounted for as a purchase. Accordingly, the financial position and operating results of Humphrey have been reported in the Company's consolidated financial statements since the date of acquisition.

     A summary of the Humphrey acquisition costs and allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

    Total acquisition cost:
      Cash paid.............................................................  $  7,477,498
      Assumption of Humphrey liabilities....................................     2,378,485
      Payment of acquisition related expenses...............................       207,852
                                                                               -----------
                                                                              $ 10,063,835
                                                                               ===========
    Allocated to assets as follows:
      Current assets........................................................  $  6,429,470
      Property, plant and equipment, including $1,300,000 of land and
         building...........................................................     2,094,746
      Covenant not-to-compete...............................................        50,000
      Goodwill..............................................................     1,489,619
                                                                               -----------
                                                                              $ 10,063,835
                                                                               ===========

3.  FINANCIAL STATEMENT DETAILS

  Inventories

     Inventories consist of the following:

                                                                        JANUARY 31,
                                                                ----------------------------
                                                                    1995            1996
                                                                ------------    ------------
    Raw materials.............................................  $  6,964,166    $  7,953,813
    Work in progress..........................................     7,509,765       8,375,730
                                                                 -----------     -----------
                                                                  14,473,931      16,329,543
    Less unliquidated progress payments.......................     3,804,579       4,105,672
                                                                 -----------     -----------
                                                                $ 10,669,352    $ 12,223,871
                                                                 ===========     ===========

                                  REMEC, INC.

     Inventories related to contracts with prime contractors to the U.S. Government included capitalized general and administrative expenses of $2,093,000 and $1,924,000 at January 31, 1995 and 1996, respectively.

     During fiscal 1993, the Company received notice to terminate, for convenience, a product contract and in turn, the Company terminated related subcontracts. In fiscal 1996, the Company obtained final approval to bill the contractors for remaining inventory and fees associated with the contract. The accompanying consolidated statements of income for the year ended January 31, 1996 and the nine months ended October 22, 1995 include $2,444,000 of revenue and $1,803,000 of costs related to this contract.

  Property, Plant and Equipment

     Property, plant and equipment consists of the following:

                                                                       JANUARY 31,
                                                              -----------------------------
                                                                  1995             1996
                                                              ------------     ------------
    Land, building and improvements.........................  $  1,385,620     $  1,412,895
    Machinery and equipment.................................    19,844,097       22,938,912
    Furniture and fixtures..................................     1,064,319        1,215,859
    Leasehold improvements..................................     1,599,997        1,726,344
                                                              ------------     ------------
                                                                23,894,033       27,294,010
    Less accumulated depreciation and amortization..........   (16,599,842)     (18,267,528)
                                                              ------------     ------------
                                                              $  7,294,191     $  9,026,482
                                                              ============     ============

4.  BANK REVOLVING TERM CREDIT FACILITY AND LINE-OF-CREDIT

     The Company has a $9,000,000 working capital line of credit with a bank, which is due June 1, 1997. Interest is due monthly on advances at the bank's prime interest rate (8.50% at January 31, 1996) and at January 31, 1996 outstanding borrowings totaled $1,900,000.

     The Company also has a $6,000,000 term credit facility with the bank which is available until June 1, 1997. Outstanding borrowings at June 1, 1997 under this facility automatically convert into a 41 month term note payable in monthly installments. Interest is due monthly on advances under the facility at 0.50% over the Bank's prime interest rate (9.00% at January 31, 1996). At January 31, 1996 there were no outstanding borrowings on the facility.

     Advances under these agreements are secured by substantially all assets of the Company. The agreements also contain covenants which require the Company to maintain certain financial ratios, achieve specified levels of profitability, restrict the incurrence of additional debt, restrict the incurrence of capital expenditures in excess of specified amounts, limit the payment of cash dividends, and include certain other restrictions. As of January 31, 1996 the Company was in compliance with all covenants specified.

     The Company's Magnum subsidiary has a separate revolving accounts receivable line of credit with a bank under which it may borrow up to $1.5 million. At January 31, 1996 there were no outstanding borrowings on the facility. Subsequent to the closing of the acquisition, this credit facility was cancelled.

                                  REMEC, INC.

5.  SHAREHOLDERS' EQUITY

  Convertible Preferred Shares

     A summary of the convertible preferred shares issued and outstanding is as follows:

                                                     SHARES
                                                   ISSUED AND                    PREFERENCE IN
                                                   OUTSTANDING     PAR VALUE      LIQUIDATION
                                                   -----------     ---------     --------------
        Series A.................................    461,538        $ 4,615        $3,000,000
        Series B.................................    257,069          2,571         3,000,000
                                                     -------         ------        ----------
                                                     718,607        $ 7,186        $6,000,000
                                                     =======         ======        ==========

     Concurrent with the closing of the Company's initial public offering ("IPO") in February 1996 all of the outstanding shares of Series A and Series B preferred stock were converted into 1,077,909 shares of common stock. The holder of each share of preferred stock is entitled to one vote for each common share into which it would convert.

  Dividends

     In each of the three years ended January 31, 1996, the Company paid a cash dividend of $.01 per share including payment to preferred shares on an as converted basis.

  Stock Option Plans

     The following table summarizes activity under the Company's incentive stock option plans.

                                                             NUMBER OF       OPTION PRICE
                                                              SHARES          PER SHARE
                                                             ---------       ------------
        Outstanding at January 31, 1993....................   111,261         $0.21-4.00
          Granted..........................................    17,628          2.77-4.00
          Exercised........................................   (26,878)         0.21-4.00
          Forfeited........................................   (17,547)         0.21-4.00
                                                              -------         ----------
        Outstanding at January 31, 1994....................    84,464          0.21-4.00
          Granted..........................................    19,439          4.00-4.47
          Exercised........................................    (6,262)         0.21-4.00
          Forfeited........................................   (27,740)         0.21-4.00
                                                              -------         ----------
        Outstanding at January 31, 1995....................    69,901          0.21-4.47
          Granted..........................................    82,916          4.00-4.26
          Exercised........................................   (17,910)         0.21-4.00
          Forfeited........................................   (16,503)         0.21-4.47
                                                              -------         ----------
        Outstanding at January 31, 1996....................   118,404         $0.21-4.47
                                                              =======         ==========

     At January 31, 1996, options to purchase 20,257 common shares were exercisable. Options granted under the plans vest over a period of three years and expire four and one-half years from the date of grant. The incentive plans were terminated upon the closing of the Company's IPO in February 1996 and all outstanding options remain exercisable in accordance with their original terms. During fiscal 1996 non-qualified stock options for 1,000 shares of common stock were exercised and options for 4,000 shares were canceled.

     In January 1996, the Company's shareholders approved the 1995 Equity Incentive Plan, under which 750,000 common shares are reserved for issuance pursuant to stock options, restricted stock awards, stock purchase rights or performance shares. The Plan provides for the grant of incentive and non-statutory stock

                                  REMEC, INC.

options. The exercise price of the incentive stock options must at least equal the fair market value of the common stock on the date of grant, and the exercise price of nonstatutory options may be no less than 85% of the fair market value of the common stock on the date of grant.

  Stock Purchase Plan

     Also in January 1996, the Company's shareholders approved the Employee Stock Purchase Plan (the Purchase Plan) under which 250,000 common shares may be issued to eligible employees. The price of the common shares purchased under the Purchase Plan will be equal to 85% of the fair market value of the common shares on the first or last day of the offering period, whichever is lower.

  Changes in Capitalization

     In January 1996, the Company's shareholders approved an increase in the authorized common stock of the Company to 40,000,000 shares, the creation of a new undesignated class of preferred stock consisting of 5,000,000 shares and a 1-for-2 reverse split of the Company's common stock. Fractional shares resulting from the split were settled in cash. All share, per share and stock option amounts have been restated to reflect retroactively the reverse stock split.

6.  COMMITMENTS

  Deferred Savings Plan

     The Company has established a Deferred Savings Plan for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches contributions up to $100 per quarter, per employee, subject to the attainment of certain quarterly profit levels by the Company. Employees vest immediately in their contributions and Company contributions vest over a two year period. The Company has charged to operations contributions of approximately $120,000, $65,000 and $88,000, for the years ended January 31, 1994, 1995 and 1996, respectively.

     Prior to the acquisition, the Company's Magnum subsidiary maintained a separate defined contribution 401(k) retirement plan for substantially all of its employees. Magnum made contributions to this plan of $53,000, $55,000 and $38,000 for fiscal 1994, 1995 and 1996, respectively. This plan will be merged into the REMEC plan in January 1997.

  Leases

     The Company leases office and production facilities under operating leases through 2001. Minimum future obligations under non-cancelable operating leases are as follows:

                             YEAR ENDED JANUARY 31,
                -------------------------------------------------
                     1997........................................  $1,872,000
                     1998........................................   1,802,000
                     1999........................................   1,731,000
                     2000........................................   1,272,000
                     2001........................................     181,000
                                                                   ----------
                                                                   $6,858,000
                                                                   ==========

     Certain of these lease agreements provide for annual rental adjustments based on changes in the Consumer Price Index.

     Rent expense totaled $1,681,000, $1,955,000 and $2,196,000 in 1994, 1995 and 1996, respectively.

                                  REMEC, INC.

7.  INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                    JANUARY 31,
                                                            ---------------------------
                                                               1995            1996
                                                            -----------     -----------
        Deferred tax liabilities:
          Tax over book depreciation......................  $ 1,120,000     $ 1,168,000
          Inventory costs capitalization..................      543,000         524,000
          Other...........................................           --          47,000
                                                             ----------      ----------
                                                              1,663,000       1,739,000
                                                             ----------      ----------
        Deferred tax assets:
          Inventory and other reserves....................      783,000         999,000
          Deferred rent...................................      296,000         238,000
          Other...........................................      114,000          58,000
          Other accrued expenses..........................      578,000       1,183,000
                                                             ----------      ----------
        Total deferred tax assets.........................    1,771,000       2,478,000
                                                             ----------      ----------
        Net deferred tax liabilities (assets).............  $  (108,000)    $  (739,000)
                                                             ==========      ==========

     The provision for taxes based on income consists of the following:

                                                         YEARS ENDED JANUARY 31,
                                                 ----------------------------------------
                                                    1994           1995           1996
                                                 ----------     ----------     ----------
        Current:
          Federal..............................  $1,930,000     $  659,000     $1,752,000
          State................................     557,000        260,000        377,000
        Deferred:
          Federal..............................    (512,000)       722,000       (497,000)
          State................................    (139,000)       102,000       (133,000)
                                                 ----------      ---------     ----------
                                                 $1,836,000     $1,743,000     $1,499,000
                                                 ==========      =========     ==========

     A reconciliation of the effective tax rates and the statutory Federal income tax rate is as follows:

                                                      YEARS ENDED JANUARY 31,
                                     ----------------------------------------------------------
                                           1994                 1995                 1996
                                     ----------------     ----------------     ----------------
                                       AMOUNT      %        AMOUNT      %        AMOUNT      %
                                     ----------   ---     ----------   ---     ----------   ---
        Tax at Federal rate........  $1,862,000    35%    $1,478,000    35%    $1,268,000    35%
        State income tax net of
          federal..................     273,000     5        283,000     6        159,000     4
        Change in valuation
          allowance................    (350,000)  (7)             --    --             --    --
        Other......................      51,000     1        (18,000)   --         72,000     2
                                                                       -- -                 -- -
                                     ----------   ---      ---------           ----------
                                     $1,836,000    34%    $1,743,000    41%    $1,499,000    41%
                                     ==========   ===      =========   ===     ==========   ===

     The Company's effective income tax rate of 40% for the nine month period ended November 3, 1996 is based on management's expectation of the tax rate for the full fiscal year.

                                  REMEC, INC.

8.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

     The following table summarizes the percentage of sales by customers when sales to such customers exceeded 10% or more of the Company's net sales for the periods indicated:

                                                                       YEARS ENDED
                                                                        JANUARY 31,
                                                                  ----------------------
                                                                  1994     1995     1996
                                                                  ----     ----     ----
        CUSTOMER A..............................................   11%      10%      13%
        CUSTOMER B..............................................   17%      12%      --
        CUSTOMER C..............................................   16%      --       --

     Export sales were 3%, 12% and 16% of net sales for the years ended January 31, 1994, 1995 and 1996, respectively.

9.  SUBSEQUENT EVENTS (UNAUDITED)

  Initial Public Offering

     In February 1996, the Company completed the IPO of its common stock in which the Company sold a total of 2,264,893 shares of common stock at $8.00 a share. Concurrent with the closing of the IPO, the 461,538 outstanding shares of Series A preferred stock and 257,069 outstanding shares of Series B preferred stock were converted into 1,077,909 shares of common stock. The Company's proceeds from the offering after deducting underwriting commissions of $1,268,340 and expenses of $1,201,595 were $15,649,209. In connection with the Company's IPO, certain shareholders also sold 1,185,107 shares as part of the offering.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   22
Management............................   36
Principal and Selling Shareholders....   42
Description of Capital Stock..........   43
Shares Eligible for Future Sale.......   44
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Available Information.................   46
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,250,000 Shares
                                  [REMEC LOGO]

                                  Common Stock
                              -------------------

                                   PROSPECTUS
                              -------------------

                            Needham & Company, Inc.

                            A.G. Edwards & Co., Inc.

                            Oppenheimer & Co., Inc.

                            ------------------------

                                January   , 1997
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered. All amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Additional Listing Fee.

SEC Registration Fee..............................................................  $ 16,507
NASD Filing Fee...................................................................     5,287
Nasdaq National Market Additional Listing Fee.....................................    17,500
Blue Sky Qualification Fees and Expenses..........................................     3,000
Accounting Fees and Expenses......................................................    50,000
Legal Fees and Expenses...........................................................   175,000
Transfer Agent and Registrar Fees.................................................     5,000
Printing and Engraving............................................................    80,000
Miscellaneous.....................................................................    47,706
                                                                                    ----------
          Total...................................................................   400,000
                                                                                    ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 317 of the General Corporation Law of California. Articles Fifth and Sixth of the registrant's Amended and Restated Articles of Incorporation provide as follows:

          "Fifth: The liability of directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

          "Sixth: This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this Corporation and its shareholders through bylaw provisions, or through agreements with the agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Code."

     In addition, Article V of the registrant's By-laws provides that the registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by California General Corporation Law and provides for the advancement of expenses upon a receipt of an undertaking to repay such amounts if the person is determined ultimately not to be entitled to indemnification.

     The registrant has entered into Indemnification Agreements (Exhibit 10.3 hereto) with its officers and directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the registrant has issued the securities set forth below which were not registered under the Securities Act of 1933, as amended (the "Act").

     Option issuances to, and exercises by, employees and directors. From December 1, 1992 to present, the registrant issued options to purchase a total of 271,000 shares of Common Stock at an exercise price of $2.00 per share to 56 employees and directors. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of any such options. From December 1, 1992 to present, the registrant issued a total of 83,600 shares of Common Stock to 12 employees and directors upon exercise of stock options at exercise prices of $2.00 per share. All of the foregoing issuances and exercises were exempt from registration pursuant to Section 3(b) of the Act and Rule 701 promulgated thereunder. The share amounts and purchase prices set forth above have not been adjusted to give effect to the one-for-two reverse stock split of the Common Stock effected in January 1996.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

EXHIBIT
 NUMBER                                     DESCRIPTION OF EXHIBIT
--------       ---------------------------------------------------------------------------------
   1.1    --   Form of Underwriting Agreement
  2.1(3)  --   Agreement and Plan of Reorganization and Merger between Magnum Microwave
               Corporation, the Registrant and REMEC Acquisition Corporation
  2.2(4)  --   Stock Purchase Agreement dated March 31, 1996 between STM Wireless, Inc., a
               Delaware Corporation, and the Registrant
  3.1(2)  --   Restated Articles of Incorporation
  3.2(2)  --   By-Laws, as amended
  4.1(2)  --   Specimen Common Stock Certificate
  5.1(1)  --   Opinion of Heller Ehrman White & McAuliffe
 10.1(2)  --   Equity Incentive Plan
 10.2(2)  --   Employee Stock Purchase Plan
 10.3(2)  --   Form of Indemnification Agreements between registrant and its officers and directors
 10.4(2)  --   Credit Agreement between the registrant and The Bank of California, N.A., dated
               June 17, 1993, as amended
+10.5(2)  --   Manufacturing Agreement Terms and Conditions dated August 10, 1995 between the registrant and P-COM, Inc.
 10.6(2)  --   Standard Industrial Lease between the registrant and Transcontinental Realty
               Investors, Inc., dated February 1, 1990, as amended.
 10.7(2)  --   Standard Industrial Lease between the registrant and Chesapeake Business Park
               1983, dated December 13, 1988, as amended.
 10.8(3)  --   Form of Employment and Non-Competition Agreement with Joseph Lee (attached as
               Exhibit 1 to Agreement and Plan of Reorganization and Merger filed as Exhibit
               2.1)
 10.9(1)  --   Magnum Microwave Corporation 1990 Employee Stock Option Plan
 11.1(1)  --   Statement of computation of net income per common share
 13.1(5)  --   Annual Report
  21.1    --   Subsidiaries of the registrant
  23.1    --   Consent of Ernst & Young LLP, independent auditors
  23.2    --   Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as Exhibit
               5.1)
  24.1    --   Power of Attorney (included on Page II - 4 to this Registration Statement)

---------------

(1) To be filed by Amendment.
(2) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Registration Statement on Form S-1 filed on February 1, 1996 and incorporated herein by reference.
(3) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Registration Statement on Form S-4 filed on July 30, 1996 and incorporated herein by reference.
(4) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Form 8-K filed on May 3, 1996 and incorporated herein by reference.
(5) Previously filed with the Securities and Exchange Commission as an exhibit to Form 10-K filed on April 30, 1996 and incorporated herein by reference.
+   Confidential treatment granted

     (b) FINANCIAL STATEMENT SCHEDULE

          II. Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     A. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, REMEC, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California on December 19, 1996.

                                          REMEC, INC.

                                             By: /s/  RONALD E. RAGLAND
                                                 -------------------------------
                                                       Ronald E. Ragland
                                                   Chairman of the Board and
                                                    Chief Executive Officer

     EACH person whose signature appears below constitutes and appoints Ronald
E. Ragland, Errol Ekaireb, Jack A. Giles and Thomas A. George his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                              CAPACITY                    DATE
---------------------------------------------   ---------------------------   ------------------
           /s/  RONALD E. RAGLAND               Chairman of the Board and      December 19, 1996
---------------------------------------------     Chief Executive Officer
              Ronald E. Ragland                   (Principal Executive
                                                  Officer)

             /s/  ERROL EKAIREB                 President, Chief Operating     December 19, 1996
---------------------------------------------     Officer and Director
                Errol Ekaireb
                                                Executive Vice President,      December   , 1996
---------------------------------------------     President of REMEC
                Jack A. Giles                     Microwave Division and
                                                  Director

              /s/  DENNY MORGAN                 Director, Senior Vice          December 19, 1996
---------------------------------------------     President and Chief
                Denny Morgan                      Engineer

             /s/  JOSEPH T. LEE                 Executive Vice President       December 19, 1996
---------------------------------------------     and Director
                Joseph T. Lee

            /s/  THOMAS A. GEORGE               Chief Financial Officer,       December 19, 1996
---------------------------------------------     Senior Vice President and
              Thomas A. George                    Secretary (Principal
                                                  Financial and Accounting
                                                  Officer)

                                                Director                       December   , 1996
---------------------------------------------
                Andre R. Horn

                  SIGNATURE                              CAPACITY                    DATE
---------------------------------------------   ---------------------------   ------------------
             /s/  GARY L. LUICK                 Director                       December 19, 1996
---------------------------------------------
                Gary L. Luick

            /s/  JEFFREY M. NASH                Director                       December 19, 1996
---------------------------------------------
               Jeffrey M. Nash

           /s/  THOMAS A. CORCORAN              Director                       December 19, 1996
---------------------------------------------
             Thomas A. Corcoran

                                                Director                       December   , 1996
---------------------------------------------
              William H. Gibbs

                                                                     Schedule II

                                  REMEC, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                         ADDITIONS
                                                   ----------------------
                                      BALANCE AT   CHARGED TO
                                     BEGINNING OF  COSTS AND                               BALANCE AT END
       CONTRACT LOSS RESERVE            PERIOD      EXPENSES     OTHER        DEDUCTIONS     OF PERIOD
------------------------------------ ------------  ----------  ----------     -----------  --------------
Year ended January 31, 1994.........  $   566,000  $  216,000  $2,650,000(1)  $  (182,000)   $3,250,000
Year ended January 31, 1995.........    3,250,000     455,000          --      (1,799,000)    1,906,000
Year ended January 31, 1996.........    1,906,000   2,139,000          --      (2,675,000)    1,370,000

---------------
(1) Reserve for contract losses recorded in connection with the acquisition of Humphrey, Inc. on January 31, 1994.

                                 EXHIBIT INDEX

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
 NUMBER                               DESCRIPTION OF EXHIBIT                                PAGE
--------       ---------------------------------------------------------------------    ------------
  1.1     --   Form of Underwriting Agreement
  2.1(3)  --   Agreement and Plan of Reorganization and Merger between Magnum
               Microwave Corporation, the Registrant and REMEC Acquisition
               Corporation
  2.2(4)  --   Stock Purchase Agreement dated March 31, 1996 between STM Wireless,
               Inc., a Delaware Corporation, and the Registrant
  3.1(2)  --   Restated Articles of Incorporation
  3.2(2)  --   By-Laws, as amended
  4.1(2)  --   Specimen Common Stock Certificate
  5.1(1)  --   Opinion of Heller Ehrman White & McAuliffe
 10.1(2)  --   Equity Incentive Plan
 10.2(2)  --   Employee Stock Purchase Plan
 10.3(2)  --   Form of Indemnification Agreements between registrant and its officers and directors
 10.4(2)  --   Credit Agreement between the registrant and The Bank of California,
               N.A., dated June 17, 1993, as amended
+10.5(2)  --   Manufacturing Agreement Terms and Conditions dated August 10, 1995 between the registrant and P-COM, Inc.
 10.6(2)  --   Standard Industrial Lease between the registrant and Transcontinental
               Realty Investors, Inc., dated February 1, 1990, as amended.
 10.7(2)  --   Standard Industrial Lease between the registrant and Chesapeake
               Business Park 1983, dated December 13, 1988, as amended.
 10.8(3)  --   Form of Employment and Non-Competition Agreement with Joseph Lee
               (attached as Exhibit 1 to Agreement and Plan of Reorganization and
               Merger filed as Exhibit 2.1)
 10.9(1)  --   Magnum Microwave Corporation 1990 Employee Stock Option Plan
 11.1(1)  --   Statement of computation of net income per common share
 13.1(5)  --   Annual Report
 21.1     --   Subsidiaries of the registrant
 23.1     --   Consent of Ernst & Young LLP, independent auditors
 23.2     --   Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as Exhibit 5.1)
 24.1     --   Power of Attorney (included on Page II - 4 to this Registration
               Statement)

---------------

(1) To be filed by Amendment.
(2) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Registration Statement on Form S-1 filed on February 1, 1996 and incorporated herein by reference.
(3) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Registration Statement on Form S-4 filed on July 30, 1996 and incorporated herein by reference.
(4) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Form 8-K filed on May 3, 1996 and incorporated herein by reference.
(5) Previously filed with the Securities and Exchange Commission as an exhibit to Form 10-K filed on April 30, 1996 and incorporated herein by reference.
+   Confidential treatment granted